UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

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Exchange Act of 1934 (Amendment No.   )

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Forest Laboratories, Inc.

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FOREST LABORATORIES, INC.

NOTICE OF 2010 ANNUAL MEETING OF STOCKHOLDERS

The Annual Meeting of the Stockholders of Forest Laboratories, Inc. will be held on August 9, 2010 at 10:00 a.m., at JPMorgan Chase & Co. Corporate Headquarters, 277 Park Avenue, New York, New York 10017. We are holding this meeting to:

1. Elect the nine directors named in this Proxy Statement (Proposal 1);

2. Approve the amendment to the 2007 Equity Incentive Plan described herein (Proposal 2);

3. Seek an advisory vote on the Company's executive compensation philosophy, policies and procedures (Proposal 3);

4. Ratify the selection of BDO Seidman, LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2011 (Proposal 4);

5. Consider and act upon the stockholder proposal described herein if properly presented at the meeting (Proposal 5); and

6. Consider and act upon such other matters as may properly be brought before the meeting.

Only Forest stockholders of record at the close of business on June 18, 2010 may vote at the meeting or any adjournment of the meeting. A copy of the 2010 Annual Report to Stockholders is being mailed with this Proxy Statement.

You are invited to attend the meeting. Whether or not you plan to attend the meeting in person, please vote by mail, by telephone, or via the Internet in order to be certain your shares are represented at the meeting.

By Order of the Board of Directors

HERSCHEL S. WEINSTEIN,
Corporate Secretary

June 29, 2010
New York, New York

FOREST LABORATORIES, INC.
909 THIRD AVENUE
NEW YORK, NEW YORK 10022

PROXY STATEMENT

This Proxy Statement contains information related to our Annual Meeting of Stockholders to be held on Monday, August 9, 2010, beginning at 10:00 a.m. at JPMorgan Chase & Co. Corporate Headquarters, 277 Park Avenue, New York, New York 10017, and at any adjournments thereof. This Proxy Statement is being sent to stockholders on or about June 29, 2010. You should review this information together with our 2010 Annual Report to Stockholders, which accompanies this Proxy Statement.

Information about the Meeting

Q: Why did you send me this Proxy Statement?

A: We sent you this Proxy Statement and the enclosed proxy card because the Board of Directors (the Board) of Forest Laboratories, Inc. (we or Forest or the Company) is soliciting your proxy to vote at our 2010 Annual Meeting of Stockholders (the meeting) to be held on Monday, August 9, 2010 and at any adjournments of the meeting. This Proxy Statement summarizes information that is intended to assist you in making an informed vote on the proposals described in this Proxy Statement.

Q: Who can vote at the Annual Meeting?

A: Only stockholders of record as of the close of business on June 18, 2010 are entitled to vote at the meeting. On that date, there were 288,027,023 shares of our common stock (each, a share) outstanding and entitled to vote.

Q: How many shares must be present to conduct the Annual Meeting?

A: We must have a "quorum" present in person or by proxy to hold the meeting. A quorum is a majority of the outstanding shares entitled to vote. Abstentions and broker non-votes (defined below) will be counted for the purpose of determining the existence of a quorum.

Q: What matters are to be voted upon at the Annual Meeting?

A: Five proposals are scheduled for a vote:

· Election of the nine directors named in this Proxy Statement;

· Approval of the amendment to the 2007 Equity Incentive Plan described in Proposal 2 below;

· Approval, on an advisory basis, of the Company's executive compensation philosophy, policies and procedures as described in the "Compensation Discussion and Analysis";

· Ratification of the selection of BDO Seidman, LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2011; and

· To consider and act upon a stockholder proposal, if properly presented at the meeting, to amend the By-Laws of the Company to provide for reimbursement of expenses incurred by a stockholder or a group of stockholders in connection with nominating one or more Director candidates in certain circumstances as further described in Proposal 5 (the Stockholder Proposal).

As of the date of this Proxy Statement, our Board of Directors does not know of any other business to be presented at the meeting. If other business is properly brought before the meeting, the persons named on the enclosed proxy card will vote on these other matters in their discretion.

Q: How does the Board recommend that I vote?

A: The Board recommends that you vote:

1. **FOR** the election of each of the director nominees named in this Proxy Statement;
2. **FOR** the proposal to approve the amendment to the 2007 Equity Incentive Plan;
3. **FOR** the proposal to approve (on an advisory basis) the Company's executive compensation philosophy, policies and procedures as described in the "Compensation Discussion and Analysis";
4. **FOR** the proposal to ratify the selection of BDO Seidman, LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2011; and
5. **AGAINST** the Stockholder Proposal.

Q: How do I vote before the meeting?

A: You may vote your shares by mail by filling in, signing and returning the enclosed proxy card. Most of our stockholders may also vote their shares by telephone or via the Internet. The instructions for voting by telephone or via the Internet can be found with your proxy card. **If you vote by telephone or via the Internet, you do not need to return your proxy card.** With respect to the election of each Director nominee and each proposal to be submitted for a vote at the meeting, you may vote "For" or "Against" or abstain from voting.

Q: May I vote at the meeting?

A: Yes, you may vote your shares at the meeting if you attend in person. **Even if you plan to attend the meeting in person, we recommend that you also submit your proxy or voting instructions as described above so that your vote will be counted if you later decide not to attend the meeting in person.**

Q: How do I vote if my broker holds my shares in "street name"?

A: If you hold shares beneficially in street name, you may vote by submitting voting instructions to your broker. For directions on how to vote shares held beneficially in street name, please refer to the voting instruction card provided by your broker.

Q: What should I do if I receive more than one set of proxy materials?

A: You may receive more than one set of these proxy materials, including multiple copies of this Proxy Statement and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a stockholder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return **each** proxy card and voting instruction card that you receive to ensure that all your shares are voted.

Q: How many votes do I have?

A: Each share of common stock that you own as of the close of business on June 18, 2010 entitles you to one vote on each matter voted upon at the meeting. As of the close of business on June 18, 2010, there were 288,027,023 shares of our common stock outstanding.

Q: May I change my vote?

A: Yes, you may change your vote or revoke your proxy at any time before the vote at the meeting. You may change your vote prior to the meeting by executing a valid proxy bearing a later date and delivering it to us prior to the meeting at Forest Laboratories, Inc., Attention: Corporate Secretary, 909 Third Avenue, New York, New York 10022. You may withdraw your vote at the meeting and vote in person by giving written notice to our Corporate Secretary. You may also revoke your vote without voting by sending written notice of revocation to our Corporate Secretary at the above address.

Q: How are my shares voted if I submit a proxy but do not specify how I want to vote?

A: If you submit a properly executed proxy card but do not specify how you want to vote, your shares will be voted "FOR" the election of each of the nominees for director, "FOR" the approval of the amendment to the 2007 Equity Incentive Plan, "FOR" the proposal to approve, on an advisory basis, the Company's executive compensation philosophy, policies and procedures, "FOR" the ratification of the selection of BDO Seidman, LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2011, "AGAINST" the Stockholder Proposal, and in the discretion of the persons named as proxies on all other matters that are properly brought before the meeting.

Q: Will my shares be voted if I don't provide instructions to my broker?

A: If you are the beneficial owner of shares held in "street name" by a broker, the broker, as the record holder of the shares, is required to vote those shares in accordance with your instructions. If you do not give instructions to the broker, the broker will be entitled to vote the shares with respect to "discretionary" items but will not be permitted to vote the shares with respect to "non-discretionary" items (in the latter case, the shares will be treated as "broker non-votes").

The proposal to ratify the appointment of BDO Seidman, LLP as Forest's independent registered public accounting firm for the fiscal year ending March 31, 2011 and the proposal seeking to approve, on an advisory basis, the Company's compensation policies are considered discretionary items for which a broker will have discretionary voting power if you do not give instructions with respect to these proposals. In a change from prior years, as a result of amendments to the New York Stock Exchange (NYSE) rules, the proposal to elect directors is a non-discretionary matter for which a broker will not have discretionary voting power and for which specific instructions from beneficial owners are required. Furthermore, the proposal to approve the amendment to the 2007 Equity Incentive Plan and the Stockholder Proposal are non-discretionary matters for which specific instructions from beneficial owners are required. As a result, a broker will not be allowed to vote with respect to the election of directors, the proposal to approve the amendment to the 2007 Equity Incentive Plan or on the Stockholder Proposal on behalf of its beneficial owner customers if the customers do not return specific voting instructions on these proposals.

Your vote is important and we strongly encourage you to vote your shares by following the instructions provided on the voting instruction card. Please return your proxy card to your broker, bank or other nominee and contact the person responsible for your account to ensure that a proxy card is voted on your behalf.

Q: What vote is required to elect Directors?

A: As described in the Company's Corporate Governance Guidelines, in an uncontested election, a director will be elected by a vote of a majority of the votes cast. A majority of votes cast means that the number of shares cast "FOR" a director's election exceeds the number of votes cast "AGAINST" such director's election. In a contested election the directors will be elected by the vote of a plurality of the votes cast. A contested election will occur if a stockholder has timely and properly nominated a person for election to the Board and has not timely withdrawn such nomination. In either case, abstentions and broker non-votes will have no effect on the outcome of the election.

Q: What happens if a Director does not receive a majority of the votes cast?

A: Pursuant to our By-Laws and Corporate Governance Guidelines, the Board expects an incumbent director to tender his or her irrevocable resignation if he or she fails to receive the required number of votes cast for his or her re-election. In order to ensure that the Company always has a fully functioning Board, if an incumbent director fails to receive the required number of votes cast, he or she continues as a holdover director. The Nominating and Governance Committee will act on an expedited basis to determine whether to accept or reject the director's resignation and will submit such recommendation to the Board for prompt consideration. The Nominating and Governance Committee and the Board may consider any factors they deem relevant in deciding whether to accept a director's resignation. The Board will make its decision public as soon as practicable following the meeting.

Q: What vote is required to approve the amendment to the 2007 Equity Incentive Plan?

A: For approval of this proposal, the proposal must receive the "FOR" vote of a majority of the shares present in person or by proxy and entitled to vote on the matter. Abstentions will have the same effect as a vote against the proposal and broker non-votes will have no effect on the outcome of the vote.

Q: What vote is required to approve the stockholder advisory vote on the Company's executive compensation philosophy, policies and procedures?

A: For approval of this proposal, the proposal must receive the "FOR" vote of a majority of the shares present in person or by proxy and entitled to vote on the matter. Abstentions will have the same effect as a vote against the proposal.

Q: What vote is required to ratify the selection of BDO Seidman, LLP as Forest's independent registered public accounting firm for the fiscal year ending March 31, 2011?

A: For approval of this proposal, the proposal must receive the "FOR" vote of a majority of the shares present in person or by proxy and entitled to vote on the matter. Abstentions will have the same effect as a vote against the proposal.

Q: What vote is required to approve the Stockholder Proposal?

A: For approval of this proposal, the proposal must receive the "FOR" vote of a majority of the shares present in person or by proxy and entitled to vote on the matter. Abstentions will have the same effect as a vote against the proposal and broker non-votes will have no effect on the outcome of the vote.

Q: Who will count the votes?

A: Votes will be counted by two independent inspectors of election appointed for the meeting.

Q: Who pays for the solicitation of proxies?

A: We will pay for the entire cost of soliciting proxies. We will also reimburse brokerage firms, banks and other agents for the cost of forwarding proxy materials to beneficial owners. In addition, our directors and employees may solicit proxies in person, by telephone, via the Internet, or by other means of communication. Directors and employees will not be paid any additional compensation for soliciting proxies, but The Proxy Advisory Group, LLC, our third party proxy solicitor, will be paid its customary fee, estimated to be about $12,000, for rendering solicitation services.

Q: How can I find out the results of the voting at the Annual Meeting?

A: We will announce preliminary results at the meeting. We will report final results in a filing with the U.S. Securities and Exchange Commission (SEC) on Form 8-K.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth, as of June 18, 2010, the number of shares of common stock owned beneficially by any persons we know to be beneficial owners of more than five percent of our outstanding shares, each of our directors and each of our executive officers named in the Summary Compensation Table below and all of our directors and executive officers as a group:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
5% Stockholders (1)			
Wellington Management Company, LLP 75 State Street Boston, MA 02109	41,942,489		14.56%
Vanguard Specialized Funds – Vanguard Health Care Fund 100 Vanguard Boulevard Malvern, PA 19355	30,133,000		10.46%
BlackRock Inc. 55 East 52nd Street New York, NY 10055	25,955,615		9.01%
ClearBridge Advisors, LLC 620 8th Avenue New York, NY 10018	19,234,858		6.68%
Named Executive Officers and Directors			
Howard Solomon	5,378,994	(2)	1.87%
Lawrence S. Olanoff, M.D., Ph.D.	750,051	(3)	*
Elaine Hochberg	802,724	(4)	*
Francis I. Perier, Jr.	283,664	(5)	*
Marco Taglietti, M.D.	94,515	(6)	*
Nesli Basgoz, M.D.	29,500	(7)	*
William J. Candee, III	57,183	(8)	*
George S. Cohan	88,000	(9)	*
Dan L. Goldwasser	56,030	(10)	*
Kenneth E. Goodman	183,225	(11)	*
Lester B. Salans, M.D.	50,000	(12)	*
Peter J. Zimetbaum, M.D.	5,000	(13)	*
All directors and executive officers as a group	8,292,654	(14)	2.88%

_____
* Less than 1%

(1) Information regarding the Company's 5% stockholders (other than Percent of Class) is based upon information set forth in an Information Statement on Schedule 13G filed by the beneficial owner with the SEC.

(2) Includes 138,750 shares of stock that are subject to a risk of forfeiture and includes 4,190,000 shares issuable pursuant to options that were exercisable on the record date or which become exercisable within 60 days of the record date.

(3) Includes 93,750 shares of stock that are subject to a risk of forfeiture and includes 347,500 shares issuable pursuant to options that were exercisable on the record date or which become exercisable within 60 days of the record date.

(4) Includes 66,250 shares of stock that are subject to a risk of forfeiture and includes 675,672 shares issuable pursuant to options that were exercisable on the record date or which become exercisable within 60 days of the record date and 24,560 shares which are pledged as security.

(5) Includes 85,000 shares of stock that are subject to a risk of forfeiture and includes 186,250 shares issuable pursuant to options that were exercisable on the record date or which become exercisable within 60 days of the record date.

(6) Includes 65,625 shares of stock that are subject to a risk of forfeiture and includes 21,750 shares issuable pursuant to options that were exercisable on the record date or which become exercisable within 60 days of the record date.

(7) Includes 1,500 shares of stock that are subject to a risk of forfeiture and includes 26,500 shares issuable pursuant to options that were exercisable on the record date or which become exercisable within 60 days of the record date.

(8) Includes 1,500 shares of stock that are subject to a risk of forfeiture and includes 42,000 shares issuable pursuant to options that were exercisable on the record date or which become exercisable within 60 days of the record date.

(9) Includes 1,500 shares of stock that are subject to a risk of forfeiture and includes 42,000 shares issuable pursuant to options that were exercisable on the record date or which become exercisable within 60 days of the record date.

(10) Includes 1,500 shares of stock that are subject to a risk of forfeiture and includes 34,000 shares issuable pursuant to options that were exercisable on the record date or which become exercisable within 60 days of the record date. Does not include 21,680 shares owned by Mr. Goldwasser's wife of which Mr. Goldwasser disclaims beneficial ownership.

(11) Includes 1,500 shares of stock that are subject to a risk of forfeiture and includes 12,000 shares issuable pursuant to options that were exercisable on the record date or which become exercisable within 60 days of the record date.

(12) Includes 1,500 shares of stock that are subject to a risk of forfeiture and includes 30,000 shares issuable pursuant to options that were exercisable on the record date or which become exercisable within 60 days of the record date.

(13) Includes 5,000 shares issuable pursuant to options that were exercisable on the record date or which become exercisable within 60 days of the record date.

(14) Includes 644,375 shares of stock that are subject to a risk of forfeiture and includes 5,808,822 shares issuable pursuant to options that were exercisable on the record date or which become exercisable within 60 days of the record date.

Section 16(a) Beneficial Ownership Reporting Compliance

Federal securities laws require our executive officers and directors and persons owning more than 10% of our common stock to file certain reports on ownership and changes in ownership with the SEC. Based on a review of our records and other information, we believe that during fiscal year 2010, our executive officers and directors and all persons holding more than 10% of our common stock timely filed all such Section 16(a) reports.

PROPOSAL 1

ELECTION OF DIRECTORS

Our entire Board of Directors is elected each year at the Annual Meeting of Stockholders. The Board is currently comprised of nine members. Each of the nominees listed below is an incumbent director whose nomination to serve for a one-year term was recommended by our Nominating and Governance Committee and approved by the Board. The nine nominees include seven independent directors as defined in the NYSE rules and regulations.

Each nominee elected as a director will continue in office until the next Annual Meeting of Stockholders or until his or her successor has been elected or appointed. Each person nominated has agreed to serve if elected.

The persons named as proxies intend to vote the proxies **FOR** the election of each of the nominees unless you indicate on the proxy card a vote against or an abstention with respect to any of the nominees. If for some reason any director nominee is unable to serve, the persons named as proxies may vote for a substitute nominee recommended by the Board, and unless you indicate otherwise on the proxy card, the proxies will be voted in favor of the remaining nominees.

The following persons have been nominated as directors:

Howard Solomon   Director since 1964

Mr. Solomon, age 82, is the Chairman of the Board and has served as our Chief Executive Officer since 1977. We believe that Mr. Solomon's experience as a senior executive in our industry, his in-depth knowledge of our Company and its day-to-day operations, and his strong strategic vision for the Company qualify him to serve on our Board.

Lawrence S. Olanoff, M.D., Ph.D.   Director since 2006

Dr. Olanoff, age 58, has been President and Chief Operating Officer of the Company since October 2006. From July 2005 to October 2006, Dr. Olanoff served as President and Chief Executive Officer at Celsion Corporation where he was also a director from July 2005 to July 2006. For the ten years prior to July 2005, Dr. Olanoff served as Executive Vice President – Chief Science Officer at Forest. Dr. Olanoff's detailed knowledge of the pharmaceutical industry, his service as a senior executive and his extensive experience with and participation in research and development combine to qualify him to serve as a director of Forest.

Nesli Basgoz, M.D.   Director since 2006

Dr. Basgoz, age 52, is the Associate Chief for Clinical Affairs, Division of Infectious Diseases, Massachusetts General Hospital (MGH) and serves as Associate Professor of Medicine at Harvard Medical School. Dr. Basgoz previously served as Clinical Director, Infectious Diseases Division of MGH. Dr. Basgoz's extensive experience with clinical trials provides her with the skills and experience necessary to effectively advise the Board and management with respect to the clinical trial process. Moreover, her expertise in infectious diseases allows Dr. Basgoz to advise the Board and management with respect to the Company's current and potential portfolio drugs within the relevant indications.

William J. Candee, III   Director since 1959

Mr. Candee, age 83, is the Co-Chairman of the Board of Directors and a principal of TXX Services, LLC, a transportation company with operations in New York, New Jersey and Connecticut. For more than five years prior to June 2004, Mr. Candee was of counsel to the law firm of Rivkin Radler, LLP. Mr. Candee has served on numerous boards of directors and has also acted as liaison between affiliated boards of directors. His career-long experience with matters of business and law has assisted the Board's consideration of management issues and strategic initiatives, many of which involve complex legal and financial arrangements.

George S. Cohan   Director since 1977

Mr. Cohan, age 86, has been President of the George Cohan Company, Inc., a consultancy, since June 1989. During the span of his career, Mr. Cohan has held management positions at various marketing, advertising and communications companies and this professional experience, coupled with his in-depth knowledge of the Company, allow him to add valuable perspectives to the discussions of our Board and to offer advice and insight to management, particularly with respect to Forest's marketing and communications efforts.

Dan L. Goldwasser   Director since 1977

 Mr. Goldwasser, age 70, is a practicing attorney and has been a shareholder at the law firm Vedder Price, P.C. since May 1992. Mr. Goldwasser has previously been chairman of the American Bar Association's Business Law Section's Committee on Law and Accounting and co-chairman of the American Bar Association's National Conference of Lawyers and Certified Public Accountants, and was a member of the Auditing Standards Board of the American Institute of Certified Public Accountants. Mr. Goldwasser's expertise in legal and accounting matters and his more than 30 years of service as a director qualify him for service on the Board.

Kenneth E. Goodman   Director since 1998

 Mr. Goodman, age 62, is the former President and Chief Operating Officer of Forest (December 1998 to September 2006). For eighteen years prior thereto, Mr. Goodman served as Forest's Vice President – Finance and Chief Financial Officer and in addition served as Executive Vice President – Operations since February 1998, during which time he helped to oversee a significant expansion of the scope of the operations of the Company. From 1975 to 1980, he served as a senior financial officer at Wyeth (now part of Pfizer Incorporated). Mr. Goodman's intimate knowledge of Forest's operations and his substantial expertise in financial matters make him a valuable member of the Board and provide an important interface between management and the Board.

Lester B. Salans, M.D.   Director since 1998

 Dr. Salans, age 74, is a Clinical Professor and member of the Clinical Attending Staff – Internal Medicine at the Mount Sinai Medical School. Prior thereto, Dr. Salans served as the Vice President of Academic and Scientific Affairs and Vice President of Preclinical Research at Sandoz Pharmaceutical Corporation. Dr. Salans is a former Director of the National Institutes of Health and the National Institute of Arthritis, Diabetes, Digestive and Kidney Diseases and is a frequent lecturer on diabetes. Dr. Salans' medical expertise in the fields of diabetes mellitus, obesity and endocrinology allows him to advise the Board and management generally on matters relating to research and development and more specifically with respect to the Company's current and potential portfolio drugs within such indications.

Peter J. Zimetbaum, M.D.   Director since 2009

 Dr. Zimetbaum, age 46, served as Director of Clinical Electrophysiology at Beth Israel Deaconess Medical Center in Boston (BIDMC) from 2001 to 2005. Since 2005, he has served as Director of Clinical Cardiology at BIDMC. Additionally, since 2006, Dr. Zimetbaum has been an Associate Professor of Medicine at the Harvard Medical School. Dr. Zimetbaum received his M.D. degree from Albert Einstein College of Medicine in 1990 and is board certified in both Cardiovascular Medicine and Cardiovascular Electrophysiology. Dr. Zimetbaum's extensive experience in the practice of medicine and clinical trials allows him to advise the Board and management with respect to the perspectives of physicians and other healthcare providers who use the Company's products as well as the clinical trial process. Moreover, Dr. Zimetbaum's expertise in cardiology is a valuable resource to the Board and management in analyzing current and potential portfolio drugs within the relevant indications.


CORPORATE GOVERNANCE


 We seek to follow best practices in corporate governance in a manner that is in the best interests of our business and our stockholders. We are in compliance with the corporate governance requirements imposed by the Sarbanes-Oxley Act, the SEC and the NYSE and will continue to review our policies and practices to meet ongoing developments in this area.

Code of Business Conduct and Ethics

 All of our employees, including our Chief Executive Officer (CEO), Chief Financial Officer (CFO), all other senior financial officers and all other executive officers, are required to comply with our Code of Business Conduct and Ethics. You can access our Code of Business Conduct and Ethics by clicking on the "Corporate Governance" link in the "Investors" section of our website at www.frx.com. The Code of Business Conduct and Ethics is also available in print to any requesting stockholder. We post amendments to, and waivers of, our Code of Business Conduct and Ethics, as applicable, on our website.

Corporate Governance Guidelines

 Our Corporate Governance Guidelines reflect the principles by which we operate. From time to time, the Nominating and Governance Committee and the Board review and revise our Corporate Governance Guidelines in response to regulatory requirements and evolving best practices. You can access our Corporate Governance Guidelines by clicking on the "Corporate Governance" link in the "Investors" section of our website at www.frx.com. The Corporate Governance Guidelines are also available in print to any requesting stockholder.

Disclosure, Legal Compliance and Risk Management Committee

The Disclosure, Legal Compliance and Risk Management Committee (the Disclosure Committee) is made up of the following members of senior management: Chief Operating Officer (COO), CFO, Chief Commercial Officer, Vice President – General Counsel and Vice President – Research and Development. The primary purpose of the Disclosure Committee is to review and evaluate our disclosure documents, to develop and monitor a program of risk assessment and management and to evaluate legal compliance and compliance with our Code of Business Conduct and Ethics. The Disclosure Committee met five times during the fiscal year ended March 31, 2010. The Disclosure Committee does not have oversight responsibility for financial matters, including financial statements and systems of internal control over financial reporting, which are monitored by the Company's Audit Committee.

Compliance Committee

We have established a Compliance Committee chaired by our President and COO. Our Compliance Committee is responsible for overseeing our program for compliance with applicable laws and regulations specific to the pharmaceutical industry. The Compliance Committee includes senior management and senior departmental personnel from various corporate divisions (marketing, contract-customer operations, medical and scientific affairs, sample policy compliance, operations, corporate quality management, internal audit and legal counsel). Other personnel are invited to participate from time to time as specific issues warrant. The Committee meets approximately every six weeks to review issues related to our Comprehensive Compliance Program, establish and approve compliance policies and provide support, guidance and advice to our Chief of Compliance regarding the compliance program.

Certain Relationships and Related Persons Transactions

The Company's written Code of Business Conduct and Ethics provides that all conflicts of interest, including transactions with Related Persons (as defined in Item 404 of Regulation S-K), are prohibited unless approved by the Company's Board of Directors or a Committee of the Board. In addition, all directors and executive officers are required to annually complete a questionnaire to identify their related interests and are required to notify the Company of changes in that information. These reports are reviewed in the first instance by the Company's outside counsel. If members of management or the Board become aware of a related party transaction, then with respect to matters other than executive officer compensation, the Audit Committee is responsible for reviewing and approving or ratifying any transaction or series of transactions in which the Company or a subsidiary is a participant, the amount involved exceeds $120,000 and a Related Person has a direct or indirect material interest. The Compensation Committee is responsible for annually reviewing and approving compensation arrangements with executive officers of the Company whose annual compensation exceeds $120,000. All transactions reported herein were approved in accordance with these policies and procedures.

David Solomon, our CEO's son, has been employed by Forest since March 26, 2001. Mr. Solomon's position is Vice President – Business Development and Strategic Planning. During the 2010 fiscal year, Mr. Solomon's total compensation was approximately $561,000 and he was awarded options covering 40,000 shares and a restricted stock award of 40,000 shares under the 2007 Equity Incentive Plan in connection with his employment with Forest.

BOARD MATTERS; COMMITTEES

Board of Directors Meetings and Attendance of Directors

The Board held five meetings during the fiscal year ended March 31, 2010. During fiscal year 2010, each of the directors attended 75% or more of the combined total meetings of the Board and the respective committees on which he or she served. Directors are required to make every reasonable effort to attend the Annual Meeting of Stockholders. All members of the Board who were then in office attended our 2009 Annual Meeting of Stockholders.

Board Leadership Structure

The Board believes the interests of all stockholders are best served at the present time through a leadership model with a combined Chairman and CEO position. However, the Board retains authority to amend the By-Laws to separate the positions of Chairman and CEO at any time.

Mr. Solomon, the current Chairman and CEO, possesses detailed and in-depth knowledge of the issues, opportunities and challenges facing the Company, and is thus best positioned to develop agendas that ensure that the Board's time and attention are focused on the most critical matters. His combined role enables decisive leadership, ensures clear accountability, and enhances the Company's ability to communicate its message and strategy clearly and consistently to our stockholders, employees, partners and customers. Furthermore, the Board believes that Mr. Solomon's experiences as CEO and other insights put him in the best position to provide broad leadership for the Board as it considers strategy and as it exercises its fiduciary responsibilities to its stockholders.

The Board has amended its Corporate Governance Guidelines to provide for the position of a presiding director. The Board is in the process of selecting a presiding director from among the Company's independent directors. The presiding director will be responsible for, among other things, presiding at all meetings at which the Chairman is not present, including executive sessions of the independent directors, and apprising the Chairman of the issues considered at such meetings, and, in consultation with the other independent directors, advising the Chairman as to an appropriate schedule of board meetings and reviewing and providing the Chairman with input regarding the agenda for board meetings. In addition, the Board believes that its governance practices support its independent oversight, including having open and direct communication with management, encouraging independent director input on meeting agendas, performing annual evaluations of director performance and holding regular executive sessions. In addition, each independent director has access to the CEO and other Company executives upon request, may call meetings of the independent directors and may request agenda topics to be added or dealt with in more detail at meetings of the full Board or an appropriate Board committee.

The Board's Role in Risk Oversight

In order to assist the Board in overseeing risk management, we use enterprise risk management (ERM), a company-wide initiative overseen by the Disclosure Committee that involves the Audit Committee, management and other personnel, in an integrated effort to identify, assess, prioritize and manage a broad range of risks (e.g., financial, operational, business, reputational, governance and managerial) that may affect our ability to execute on our corporate strategy and fulfill our business objectives. The ERM approach is designed to enable the Board to establish a mutual understanding with management of the effectiveness of the Company's risk management practices and capabilities, to review the Company's risk exposure and to elevate certain key risks for discussion at the Board or Audit Committee level. Additionally, as discussed below in "Compensation Discussion and Analysis – What the Compensation Program is Designed to Reward," the Compensation Committee attempts to design compensation standards for the Company's personnel in a way that discourages behavior that leads to excessive risk-taking.

Director Independence

The Board has affirmatively determined that the following directors have no material relationship with us and are independent within the meaning of the NYSE definition of "independence": Nesli Basgoz, M.D., William J. Candee, III, George S. Cohan, Dan L. Goldwasser, Kenneth E. Goodman, Lester B. Salans, M.D. and Peter J. Zimetbaum, M.D. To assist in making the independence determination, the Board has adopted Director Qualification Standards as part of our Corporate Governance Guidelines. The Director Qualification Standards satisfy the NYSE independence requirements. A copy of these standards is attached to this Proxy Statement as Appendix A. Independent directors receive no compensation from us for service on the Board or the Committees other than directors' fees and non-discretionary grants under our 2007 Equity Incentive Plan.

Executive Sessions

As required by the NYSE listing standards, our non-management directors meet in executive session at which only non-management directors are present on a regularly scheduled basis. Historically, our non-management directors choose the presiding director for each meeting in executive session by majority vote on a meeting-by-meeting basis. As discussed above, the Board is in the process of selecting a presiding director from among its independent directors and such presiding director, once chosen, will preside over each meeting of the independent directors in executive session (see "Board Leadership Structure" above).

Communications with Directors

You may contact the entire Board of Directors, any Committee, the non-management directors as a group or any individual director by calling our Audit Committee Hotline at 1-800-461-0825. An outside vendor collects all reports or complaints and delivers them to the Audit Committee. The Audit Committee will forward all correspondence to the appropriate director or group of directors. You are also welcome to communicate directly with the Board at the Annual Meeting of Stockholders.

Board Committees

The Board has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. All of the members of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee are independent directors within the meaning of the NYSE Listing Standards and Securities Exchange Act of 1934 Rule 10A-3. Each of the Committees has the authority to retain independent advisors and consultants, with all fees and expenses to be paid by Forest. The Board-approved charters of each of the Committees are available on our website by clicking on the "Corporate Governance" link under the "Investors" section at www.frx.com. The charters are also available in print to any requesting stockholder.

Audit Committee. For the fiscal year ended March 31, 2010, the Audit Committee consisted of William J. Candee, III (the Chairman), Dan L. Goldwasser and Lester B. Salans, M.D. The Board has determined that Mr. Goldwasser qualifies as an "audit committee financial expert" for purposes of the federal securities laws.

The Audit Committee's primary responsibilities are to: (i) oversee our financial reporting principles and policies and internal control systems, including review of our quarterly and annual financial statements; (ii) review and monitor the performance and independence of our independent registered public accounting firm and the performance of the internal auditing department; (iii) provide an open avenue of communication among the independent registered public accounting firm, financial and senior management, the internal audit department and the Board; and (iv) appoint (subject to stockholder ratification), evaluate, compensate and where appropriate, terminate and replace our independent registered public accounting firm. The Audit Committee held eight meetings during fiscal year 2010.

Compensation Committee. The Compensation Committee is composed of Messrs. Candee, Cohan, Goldwasser (the Chairman) and Dr. Salans. Pursuant to the Compensation Committee Charter, the Committee is responsible for (i) discharging the Board's responsibilities relating to compensation of our executive officers and (ii) producing an annual report on executive compensation for inclusion in our Proxy Statement in accordance with applicable rules and regulations. During the fiscal year ended March 31, 2010, the Compensation Committee held one meeting at which the Committee made recommendations concerning compensation for our executive officers for the 2010 calendar year and granted stock options and stock awards under the 2007 Equity Incentive Plan. The Committee approved all other equity awards granted during the year at regularly scheduled Board meetings.

Nominating and Governance Committee. The Nominating and Governance Committee is composed of Messrs. Candee (the Chairman), Cohan, Goldwasser and Dr. Salans. The Committee's responsibilities include (i) identifying individuals qualified to become Board members consistent with criteria approved by the Board and recommending that the Board select the director nominees for the next Annual Meeting of Stockholders; (ii) developing and recommending to the Board the Corporate Governance Guidelines; and (iii) overseeing evaluation of the Board and management. The Nominating Committee held one meeting during fiscal year 2010.

Selection of Nominees for Election to the Board

The Nominating Committee has established a process for identifying and evaluating nominees for director. The Nominating Committee believes that its process for identifying and evaluating nominees is designed to produce nominees that possess the educational, professional, business and personal attributes that are best suited to further Forest's purposes. The Nominating Committee will consider nominees recommended by Stockholders in accordance with our By-Laws as well as those recommended by management or consultants retained by the Nominating Committee. Any interested person may recommend a nominee by submitting the nomination, together with the information and materials required by our By-Laws, to the Nominating and Governance Committee, c/o the Corporate Secretary, Forest Laboratories, Inc., 909 Third Avenue, New York, New York 10022. All recommended candidates will be considered using the criteria set forth in our Corporate Governance Guidelines.

The Nominating Committee will consider, among other factors, the following to evaluate recommended nominees:

· The Board's current composition, including expertise, diversity, balance of management and non-management directors;

· Independence and other qualifications required or recommended by applicable laws, rules and regulations (including NYSE requirements) and Forest's policies and procedures; and

· The general qualifications of potential nominees, including, but not limited to: personal integrity, loyalty to Forest and concern for its success and welfare; experience at strategy and policy setting, high-level leadership experience in business; breadth of knowledge about issues affecting Forest; an ability to work effectively with others; sufficient time to devote to Forest; and freedom from conflicts of interest.

The Nominating Committee annually reviews the individual expertise and skills of the Directors, as well as the composition of the Board as a whole. The Corporate Governance Guidelines expressly provide for the Board to consider the configuration of the Board in evaluating qualifications of potential Board members. In this regard the Nominating Committee strives to nominate Directors with diverse business and professional experience and skills relevant to the Company's current and anticipated needs. The Board does not follow any fixed ratio or formula to determine the appropriate mix, but rather uses its judgment to seek directors whose attributes and experience taken as a whole will contribute to the high standards of Board service at the Company.

Named Executive Officers of Forest

Name	Age	Position with Forest
Howard Solomon	82	Chairman of the Board and Chief Executive Officer
Lawrence S. Olanoff, M.D., Ph.D.	58	President and Chief Operating Officer
Elaine Hochberg	53	Senior Vice President – Marketing and Chief Commercial Officer
Francis I. Perier, Jr.	50	Senior Vice President – Finance and Chief Financial Officer
Marco Taglietti, M.D.	50	Vice President – Research and Development

Set forth below is certain biographical information concerning our executive officers who are not also directors:

Elaine Hochberg is our Senior Vice President – Marketing since December 1999 and Chief Commercial Officer since December 2007. Ms. Hochberg joined us in June 1997 as Vice President – Marketing of our wholly-owned subsidiary Forest Pharmaceuticals, Inc. In February 1998, she was promoted to Vice President – Marketing of the Company. Prior to joining us in 1997, Ms. Hochberg was Assistant Vice President – Marketing at Wyeth-Lederle Laboratories.

Francis I. Perier, Jr. is our Senior Vice President – Finance and Chief Financial Officer since September 2004. From March 2004 until joining us in September 2004, Mr. Perier was Vice President – Finance – Operations Planning – Americas Medicines at Bristol-Myers Squibb. For eight years prior to March 2004, Mr. Perier served in senior financial positions at Bristol-Myers Squibb including four years as Vice President – Finance, Planning, Business Development and Information Technology at its ConvaTec Division. Prior to that, Mr. Perier had been a partner at Deloitte & Touche, LLP.

Marco Taglietti, M.D. is our Vice President – Research and Development since December 2008. Dr. Taglietti joined Forest in August 2007 as Executive Vice President – Research and Development and Chief Medical Officer of our wholly-owned subsidiary Forest Research Institute, Inc. Prior to joining us, Dr. Taglietti was Senior Vice President and Head of Global Research and Development at Stiefel Laboratories for three years. Prior to that, Dr. Taglietti was at Schering-Plough for twelve years in positions of increasing responsibilities including Vice President – Worldwide Clinical Research for Anti-Infectives, Oncology, CNS, Endocrinology and Dermatology.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee of the Board of Directors (the Committee) is responsible for setting and administering the policies that govern executive salaries, cash bonus awards and equity incentive awards. The Committee reviews and approves, or in some cases recommends for the approval of the full Board of Directors, the annual compensation, including equity grants, for Forest's executive officers, including the Chairman of the Board and Chief Executive Officer (CEO), the President and Chief Operating Officer (COO), the Senior Vice President – Marketing and Chief Commercial Officer, the Senior Vice President – Finance and Chief Financial Officer (CFO) and the Vice President – Research and Development (collectively, the Named Executive Officers). The Committee operates pursuant to a charter that further outlines the Committee's specific authority, duties and responsibilities.

Objectives of the Compensation Program

The Company's compensation program, including its executive compensation program, is designed to provide a compensation package that attracts, motivates and retains outstanding executive personnel. The Committee structures compensation packages by applying the following general principles which can be adapted to address the different circumstances of the Company from year to year:

· the total compensation program should be competitive with companies with which the Company competes for executive talent in order to attract, motivate and retain outstanding personnel as the Committee believes that doing so is a key element in supporting Forest's long-term performance and creating stockholder value;

· the compensation program should be simple and transparent so that it can be easily understood by the Company's employees and investors;

· the compensation program should be flexible, capable of year-to-year adjustments in order to reflect current compensation trends;

· compensation should be structured in a rational pattern; that is, as an executive's responsibilities increase, his or her total compensation should increase, and specifically, the portion of his or her total compensation which consists of incentive and discretionary compensation should increase;

· compensation should be established based on a "bottom-up" approach since comparable compensation information with respect to lower level and mid-tier executives is more current and more accurately reflects market rates due to the higher turnover rate of personnel in such tiers as compared to the turnover of senior level executives;

· a significant portion of executive compensation should be incentive compensation and more senior executives should have a greater portion of their total compensation be in the form of long-term incentive compensation than lower level executives as the decisions made by more senior executives tend to have longer range impact than decisions made by their less senior counterparts;

· compensation should include a mix of cash and equity, and should include long-term incentive compensation that fosters the continued loyalty and productivity of the executive and aligns the executive's interests with those of the Company's stockholders;

· compensation programs should be egalitarian to promote stockholder confidence and maintain employee morale, specifically cash merit raises to executives should be commensurate with merit raises to non-executive employees; and

· reviews of executive performance should not be limited to objective criteria drawn from historical data which reflect only short-term achievements, but should include subjective criteria which focus on the executive's contributions to the long-term performance of the Company.

13

What the Compensation Program is Designed to Reward

The compensation program for the Company's executives is designed to reward their contributions to Forest's achievements aimed at long-term strategic management and enhancement of stockholder value. In order to measure the contributions of the executive officers, the Committee reviews reports prepared by management and a report prepared independently by the Chairman of the Committee relating to corporate performance during the prior fiscal year. These reports specifically focus on performance of the Company's promoted products, strategic acquisitions and management of the Company's product pipeline, protection and management of the Company's intellectual property portfolio, as well as reviews of financial information, including changes in revenues and earnings per share during the prior fiscal years. The Committee believes that its review process enables it to give appropriate weight to the Company's financial results as well as intangible achievements which may not be directly measurable in the current year but are geared toward the future growth of the Company in its evaluation of executive officer compensation. The report of the Chairman of the Committee also includes a comparative analysis of the Company's compensation practices with those of other companies within its peer group, which enables the Committee to evaluate whether its compensation program is competitive within its industry. In addition, this year the Committee focused on adjusting allocations of compensation among the various elements to augment the at risk and equity portions of executive officer compensation which are the elements designed to reward and promote the creation of long-term value and thereby discourage behavior that leads to excessive risk.

Peer Group Review

As noted above, as part of its overall review of executive compensation, the Committee conducts a comparative analysis of compensation levels paid by a peer group of pharmaceutical companies to evaluate the structure and the competitive strength of the Company's compensation program. The Chairman of the Committee selected a peer group of pharmaceutical companies with revenues ranging from approximately $1 billion to $10 billion for which there was available compensation data from proxy materials and from a survey of compensation practices in the pharmaceutical industry prepared by Towers Perrin, an independent consulting firm specializing in compensation issues. The companies which made up the Company's peer group for fiscal year 2010 were: Allergan, Inc., Biogen Idec Inc., Celgene Corporation, Cephalon, Inc., Endo Pharmaceuticals Solutions Inc., Genzyme Corporation, Gilead Sciences, Inc., King Pharmaceuticals, Inc., Mylan Inc., Sepracor Inc. and Watson Pharmaceuticals, Inc. The Committee also reviewed compensation levels at certain larger pharmaceutical companies with at least $10 billion in annual revenues (Amgen Inc., Bristol-Meyers Squibb Company, Eli Lilly and Company, Johnson & Johnson, Merck & Co., Inc. and Pfizer Inc.) with which the Company competes for executive talent.

Elements of the Compensation Plan, Why Each Element is Chosen and How it Relates to the Company's Objectives

The two principal elements comprising executive compensation are cash and equity. The cash element is divided into base salary and annual bonus and the equity element is divided into grants of stock options and restricted stock awards which are subject to a risk of forfeiture (stock awards). These elements complement each other and give the Committee flexibility to create compensation packages that provide short and long-term incentives and are competitive, yet in line with Forest's approach to compensation. Such approach allows the executive sufficient cash to be competitive with other employment opportunities, while at the same time providing the executive with a strong incentive to build stockholder value by aligning the executive's interests with those of our stockholders.

This past year, the Committee specifically focused on how senior executive officer compensation is structured. The Committee believes that as an employee becomes more senior, his or her decisions and performance have a more direct and greater impact on the success of the Company, and therefore his or her compensation should be more closely tied to the Company's performance. Accordingly, in making its recommendations and decisions regarding executive officer compensation, the Committee reduced amounts allocated to base salary increases and increased the portion of compensation allocated to "at risk" and equity compensation. The Committee's analysis of executive officer compensation allocations by companies in the peer group provided further support for using a more heavily weighted at risk and equity based compensation structure for senior management than the Committee had previously adopted.

<u>Cash Compensation:</u>

Base Salary. Base salary is the primary fixed element in the Company's compensation program. Base salary is intended to provide an element of certainty and security to the executive officers on an ongoing basis. Executive salaries are reviewed on an annual basis (with adjustments generally taking effect on January 1 of each year), as well as at the time of a promotion or other material change in responsibilities. Increases in salary are based on an evaluation of the individual's performance and level of pay compared to the salaries paid to persons in similar positions by pharmaceutical companies in this year's peer group, and have generally been in the lower range of such peer group data. The Committee also considers the percentages used by management to determine annual base salary increases for the Company's non-executive employees when determining the appropriate percentage increases to be paid to its executives, as well as the percentage of total compensation and total cash compensation that base salary represents.

Bonus. The annual cash bonus program is at risk compensation designed to reward the Company's executive officers for achievement of key operational goals that the Committee believes will provide the foundation for creating long-term stockholder value. The Committee does not use a formula to determine bonuses but rather reviews performance during the year, taking into account significant accomplishments, revenues and changes in the Company's earnings per share. As indicated above, the Committee believes that as executives become more senior at the Company, the percentage of their cash compensation represented by the bonus should increase since the decisions and performance of senior employees have both a short-term and long-term impact on Company performance. In addition to the foregoing, as is the practice in the context of salary reviews, the Committee also compares bonus payments to executive officers of companies in the Company's peer group, considering both the amount of the bonus payments and the percentage of total compensation represented by such amounts. A review of companies in the peer group showed that while total compensation (for officers other than the CEO) was comparable, average bonus amounts paid to executive officers at such companies ranged from 50% to 150% (the latter, in the case of the CEO) more than the bonuses paid by the Company. Accordingly, the Committee recommended and awarded increases in bonus payments which would move the pay structure for the Company's executive officers more in line with both its principles and industry standards.

<u>Equity Awards:</u>

Given the long-term nature of the achievement of key objectives in the pharmaceutical business, the Committee believes that incentivizing executives to focus on long-term performance is of particular importance. The Committee believes that one of the most effective ways to accomplish this objective is to provide executive officers with equity awards, the value of which is dependent upon the performance of the Company's stock. Equity ownership also aligns the interests of executive officers with those of their fellow stockholders since its value is dependent on the value of the Company's stock. Equity awards are typically subject to vesting or forfeiture provisions which operate to help encourage employees to maintain their employment with Forest. For these reasons, equity compensation is typically the largest element of the total annual compensation of the Named Executive Officers.

Stock Awards. The Committee issues stock awards to encourage achievement of long-term performance goals, since the value of this type of compensation increases in direct proportion to increases in the value of the Company's stock. In addition, this type of award is subject to a time based vesting schedule as described below, and thus serves to reward performance of the executive officer over several periods as opposed to over only one period and further serves as a retention tool. Historically, the portion of compensation allocated to stock awards was substantially less than that allocated by other companies in the peer group. This year, with a view toward allocating a larger portion of executive officer compensation to equity, the Committee allocated incremental compensation, which in prior years would have been paid as base salary, to the category of stock awards. This change also served to more closely align the Company's compensation structure to that of the other companies in the Company's peer group.

Stock Options. In addition to stock awards, the Committee awards stock options as an incentive to create long-term stockholder value. The award of stock options achieves this purpose since the options only provide value to the executive over time as and if there is growth in the market price of the Company's shares. Similar to stock awards, stock options also vest over time and thus reward sustained performance by executive officers and thus discourage unnecessary risk. Additionally, because the value of stock option awards is entirely dependent upon long-term increases in the price of the Company's stock, the Committee believes that the percentage of total equity compensation represented by stock options should increase as executives become more senior at the Company in order to further incentivize senior executives to take actions intended to increase stockholder value over the long-term.

Equity awards granted to the Company's CEO, COO and the Senior Vice President – Marketing vest as follows: options vest in full on the six-month anniversary of the grant date, and the restrictions applicable to stock awards lapse as to 25% of the shares covered by the award on the six-month anniversary of the grant date, as to 50% of the shares covered by the award on the first anniversary of the grant date and as to the remaining 25% of the shares covered by the award on the second anniversary of the grant date.

Stock options awarded to other executive officers generally vest as follows: 15% of the shares underlying the option vests on each of the first four anniversaries of the date of grant and the remaining 40% vests on the fifth anniversary. Stock awards to such officers generally vest as to 25% of the shares on each of the first four anniversaries of the date of grant. The Committee believes these vesting schedules contribute significantly to the retention of the Company's executives, because they must remain employed with the Company for a specific period of time before they can realize value from the equity awards.

All equity grants to executive officers are approved by the Committee, and, except for equity grants which are approved by the Committee at special meetings held in connection with a newly hired officer or those related to promotions which are approved by the Committee at regularly scheduled meetings, such equity grants are approved at the Committee's December meeting (which meeting is scheduled at the beginning of each fiscal year). The exercise price of each stock option awarded is the average of the high and low prices of a share of Forest's common stock on the NYSE on the date of the option grant. The Committee does not backdate stock options, grant options retroactively, reprice options, or grant options with regard to the announcement of favorable or unfavorable information. The Company does not currently have guidelines or requirements relating to ownership of its stock by executive officers because it believes that the equity awards included in compensation provide sufficient ability and encouragement to own its stock.

How the Committee Chose Amounts: Evaluation of
Forest's Performance and Basis for 2010 Compensation

The Committee meets annually in December to determine compensation levels for the next calendar year and to award bonuses for performance during the concluding year. In determining and making recommendations regarding compensation, the Committee evaluates the performance achievements and strategic accomplishments of the individual and of Forest during the year from the perspectives of both long-term growth and current results. In addition, the Committee reviews management's recommendation for compensation of the executive officers other than the CEO and COO. The Committee continues to believe that a review of the specific accomplishments of the officers during the year as well as a review of financial measures is the best method to evaluate the value contributed by its officers during the year.

In December 2009, the Chairman of the Committee circulated to the members of the Committee a report highlighting some of the factors he considered relevant to the Committee's determination of executive officer compensation for the calendar year 2010. As described above it included data from a survey of executive compensation in the pharmaceutical industry prepared by Towers Perrin compensation consultants and a report from management regarding Forest's principal achievements during calendar year 2009.

The Committee specifically reviewed and discussed the findings set forth in the Chairman's report and took note of the accomplishments of Forest during calendar 2009. The Committee took note of the sales and marketing efforts that resulted in the continued growth in sales of the Company's promoted products, as well as the successful launch of Savella®, the licensing of the worldwide (except for the U.S., Canada and Japan) rights to the Company's ceftaroline compound to AstraZeneca AB, the successful consolidation of the Company's packaging operations and the sale of the majority of the Company's generic drug business. Reviewing management's further development of the Company's product pipeline, the Committee noted the successful completion of an in-license for Daxas® (roflumilast) from Nycomed GmbH and an in-license of F2695 (levomilnacipran) from Pierre Fabre Médicament as well as the FDA's approval of Lexapro® for adolescent use. The Committee also reviewed the status of various other products in the clinical development or trial stages. The Committee acknowledged the increase of the Company's share price from approximately $24 per share early in 2008 to approximately $31.50 as of the time of the report.

The Committee considered the data contained in the Compensation Committee Chairman's report which indicated that the Company's total compensation levels were generally on par with, if slightly less than, the levels paid by comparable pharmaceutical companies to officers holding comparable positions other than compensation levels applicable to the Company's CEO, which were substantially less than those paid to CEOs of other companies in the peer group. The Committee noted however, that the allocations of compensation differed from the allocations made by companies in the peer group. Specifically, the percentage of total cash compensation represented by the cash bonus paid to the Company's executives was much lower than the percentage of cash compensation represented by cash bonuses at peer group companies. To address this disparity and in keeping with the Committee's policy to increase the portion of each executive's compensation which consists of incentive and at risk compensation as such executive's responsibilities increase, the Committee decided to increase the base salary for executive officers by only modest amounts and to allocate incremental cash compensation awarded for the year to the bonus and equity portions of the officers' compensation.

Named Executive Officer Compensation

Chief Executive Officer. Following its discussion and analysis of the above factors, with specific note of the Company's performance during the year and recognizing that the total compensation paid to Mr. Solomon is significantly less than the total compensation received by CEOs from the Company's peer group, the Committee approved the following compensation for Mr. Solomon: an increase in base salary for calendar 2010 of approximately 2.4% to $1,300,000 and a 2009 cash bonus of $900,000, which amount is 71% of base salary, an increase from the 57.5% bonus paid by the Company in the previous year but still substantially less than the average bonus of 150% of base salary paid to CEOs of companies in the peer group. With respect to long-term incentive compensation, the Committee granted Mr. Solomon stock options covering 140,000 shares and stock awards covering 125,000 shares.

Chief Operating Officer. Based on the Committee's discussion and analysis of the above factors and specifically reviewing the roles of the President and COO and compensation paid to executive officers with similar responsibilities from the Company's peer group, the Committee approved the following compensation for Dr. Olanoff: an increase in base salary for calendar 2010 of approximately 2.4% to $860,000 and a 2009 cash bonus of $550,000, approximately 65.5% of his base salary. With respect to long-term incentive compensation, the Committee granted Dr. Olanoff stock options covering 85,000 shares and stock awards covering 85,000 shares.

Other Named Executive Officers. Following the Committee's discussion and analysis of the above factors, and specifically taking note of management's recommendations, the Committee reviewed and recommended the following compensation with respect to Ms. Hochberg, Mr. Perier and Dr. Taglietti: (i) Ms. Hochberg received an increase in base salary for calendar 2010 of 4.0% to $641,500 and a 2009 cash bonus of $325,000, equaling 52.7% of her base salary; with respect to long-term incentive compensation, Ms. Hochberg was granted stock options covering 60,000 shares and stock awards covering 55,000 shares; (ii) Mr. Perier received an increase in base salary for calendar 2010 of 4.0% to $596,500 and a 2009 cash bonus equaling 52.3% of his base salary, or $300,000; with respect to long-term incentive compensation, Mr. Perier was granted stock options covering 60,000 shares and stock awards covering 45,000 shares; and (iii) Dr. Taglietti received an increase in base salary for calendar 2010 of approximately 4.0% to $543,400 and a 2009 cash bonus of $270,000, equaling 51.7% of his base salary; with respect to long-term incentive compensation, Dr. Taglietti was granted stock options covering 40,000 shares and stock awards covering 40,000 shares.

The Committee concluded that the above figures were reasonable given the successful operations, the significant growth of the Company's promoted products, the successful launch of Savella, the completion of product acquisitions and successful out-licensing strategies by Forest and the progress of the Company's research and development activities during the concluding year and the comparable figures for the equivalent executive officers at the companies included in the Towers Perrin survey and the peer group selected by the Chairman of the Compensation Committee. The compensation approved for each Named Executive Officer is more specifically set forth in the Summary Compensation Table on Page 19 of this Proxy Statement.

Other Executive Officers. The Committee, along with Mr. Solomon and Dr. Olanoff, also reviewed and approved merit increases to base salary, cash bonuses and equity awards for the other executive officers based on the criteria and pursuant to the process described above. Specifically, they focused on each proposal for base salary, bonus and equity award grants.

Post-Termination and Other Benefits

Each of the benefits described below was chosen to support the Company's objective of providing a competitive pay package. The Company does not offer guaranteed retirement or pension plan benefits. Instead, it provides its executive officers with the opportunity to accumulate sufficient wealth to provide for their own retirement income through the equity awards they are granted and the post retirement benefits described below. The post retirement benefits described in this Section, other than benefits offered under the deferred compensation plan, have been historically provided by the Company pursuant to contractual obligations between the Company and certain employees, and the substantive terms and conditions of these arrangements have continued materially unchanged over the years. None of these benefits was materially changed by the Committee during the 2010 fiscal year.

Severance Payments. The Company may terminate each of its Named Executive Officer's employment at any time with or without cause, or by reason of death or disability. Additionally, each Named Executive Officer may resign at any time without good cause. In order to attract talented executive personnel and be consistent with peer company norms, Forest includes a severance guaranty in its offer letters with executive officers which includes a severance guaranty for the three year period commencing as of the executive's start date, or, if longer, a one year period following his or her termination of employment. The Committee believes that such guaranteed severance amount is appropriate to provide security to new officers who are leaving other employment to join the Company. Dr. Olanoff, Mr. Perier and Dr. Taglietti joined the Company pursuant to offer letters which included severance guaranties. Under the offer letters, each of these officers is currently entitled to guaranteed severance payments for a one year period following a termination of employment. The guaranty is triggered if the executive is terminated by the Company without Cause or resigns for Good Reason (each as defined in the relevant offer letter). A more detailed description of such severance arrangements (including the amounts payable thereunder) can be found under the heading "Post-Termination Benefits and Change in Control" on Page 25 of this Proxy Statement.

Deferred Compensation. The Company maintains a nonqualified Deferred Compensation Plan for the benefit of certain highly compensated employees, including its Named Executive Officers. Such plans are common within the Company's competitive peer group. Under this plan, full time salaried employees who have an annual base salary of at least $150,000 may defer up to 50% of their annual base salary and up to 100% of their annual bonuses. Deferred amounts may be invested among several investment programs at the participant's option. Deferred amounts are not subject to federal or state income tax until a participant withdraws amounts from the plan. The Company does not match any of these funds. Further information on the deferred compensation payable to its Named Executive Officers can be found under the heading "Nonqualified Deferred Compensation" on Page 24 of this Proxy Statement.

Retiree Medical Benefits. On December 1, 1989 the Board authorized the grant of certain lifetime medical benefits to certain senior executive officers and their spouses upon the completion of ten years of service by such officers. The benefit was subsequently discontinued and the only executive officer currently employed by Forest eligible for such benefit is Mr. Solomon. This benefit is further described under the heading "Benefits Continuation Agreements" on Page 25 of this Proxy Statement.

Change in Control Agreements. The Company has entered into change in control agreements with several key employees, including each of its Named Executive Officers. Each individual covered by such an agreement has made a significant contribution to Forest and has knowledge and understanding of Forest and its operations which would be important to maintaining continuity of operations in the event of a change in control. Each agreement becomes effective only upon the occurrence of a defined change in control. Each agreement provides that the executive is entitled to his or her salary, a non-discretionary bonus and benefits for a three year period following a change in control if the executive's employment is terminated in connection with the Change in Control or during such three year period by the Company without Cause or by the executive for Good Reason or Adequate Reason (as such terms are defined in the agreement).

The agreements serve to align the executive officers' interests with those of the stockholders during a potential change in control, by eliminating potential distraction arising from personal concerns regarding job security. In addition, the Company believes that these agreements encourage continued dedication to assigned duties during periods involving a possible change in control of Forest and protect the earned benefits of the officer against adverse changes resulting from a change in control. In calendar 2008, these agreements were formally amended with the intention that they would comply with Section 409A of the Internal Revenue Code which may impose additional taxes on executive officers for certain types of deferred compensation that are not in compliance with Section 409A. These agreements are described in further detail under the heading "Change in Control" on Page 26 of this Proxy Statement.

Perquisites. The Company provides certain executive officers, including the Named Executive Officers, with certain perquisites that the Committee believes are reasonable and consistent with Forest's overall compensation program. The cost of the perquisites to the Company for the fiscal year ended March 31, 2010 is set forth in the "Summary Compensation Table" on Page 19 of this Proxy Statement under the heading "All Other Compensation" and is described further in footnote 3 to the table. The Committee does not believe that the perquisites provided to executive officers form a material part of their compensation. The Company does not provide loans to executive officers. The Committee periodically reviews the levels of perquisites and other personal benefits provided to the executive officers.

Certain Tax and Accounting Considerations: Deductibility of
Executive Compensation

Section 162(m) of the Internal Revenue Code generally limits the deductibility of compensation (other than qualified performance-based compensation) in excess of $1,000,000 paid in a taxable year to a company's chief executive officer and the four other most highly compensated executive officers. The Company considers the impact of this deductibility limitation on its compensation program, but recognizes that there may be cases in which authorized compensation exceeds the limits contemplated in Code Section 162(m).

Current accounting rules, including Financial Accounting Standards Board Accounting Standards Codification Topic 718 (FASB ASC 718), "Compensation-Stock Compensation", require the Company to record as an expense the estimated fair market value of stock option grants and stock awards, which reduces the Company's reported profits. The Committee considers this expense when determining the types and values of equity awards to be granted to employees, including the Named Executive Officers.

Compensation Committee Report (1)

We have reviewed and discussed with management the Compensation Discussion and Analysis to be included in the Company's 2010 Stockholder Meeting Schedule 14A Proxy Statement, filed pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the Proxy). Based on the reviews and discussions referred to above, we have recommended to the Board of Directors that the Compensation Discussion and Analysis referred to above be included in the Proxy.

Compensation Committee
Dan L. Goldwasser (Chairman)
William J. Candee, III
George S. Cohan
Lester B. Salans, M.D.

_____

(1) Notwithstanding anything to the contrary set forth in any of Forest's previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, the Report on Executive Compensation by the Compensation Committee shall not be incorporated by reference in any such filings.

SUMMARY COMPENSATION TABLE

The following table sets forth compensation for our CEO, CFO and each of our other three most highly compensated executive officers (our Named Executive Officers) for the fiscal years ended March 31, 2010, 2009 and 2008:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	All Other Compensation ($)	Total ($) (2)
Howard Solomon,	2010	1,277,500	900,000	3,908,125	2,077,138	104,473 (3)	8,267,236
Chairman and Chief	2009	1,217,500	700,000	2,894,400	1,662,500	94,568 (4)	6,568,968
Executive Officer	2008	1,162,500	635,000	2,235,300	2,415,963	97,258 (5)	6,546,021
Lawrence S. Olanoff, M.D., Ph.D.,	2010	845,000	550,000	2,657,525	1,261,120	74,538 (3)	5,388,183
President and Chief	2009	798,750	440,000	1,929,600	997,500	138,104 (4)	4,303,954
Operating Officer	2008	758,750	400,000	1,490,200	1,449,578	84,138 (5)	4,182,666
Elaine Hochberg,	2010	622,939	325,000	1,719,575	890,202	41,571 (3)	3,599,287
Senior Vice President – Marketing	2009	592,563	300,000	1,206,000	665,000	43,856 (4)	2,807,419
and Chief Commercial Officer	2008	563,500	280,000	931,375	759,735	46,222 (5)	2,580,832
Francis I. Perier, Jr.,	2010	579,250	300,000	1,406,925	681,048	44,152 (3)	3,011,375
Senior Vice President – Finance	2009	549,125	275,000	964,800	534,000	44,087 (4)	2,367,012
and Chief Financial Officer	2008	525,250	240,000	745,100	759,735	47,860 (5)	2,317,945
Marco Taglietti, M.D.,	2010	527,725	270,000	1,250,600	454,032	30,178 (3)	2,532,535
Vice President –	2009	494,891	220,000	723,600	267,000	11,165 (4)	1,716,656
Research and Development (6)							

(1) Represents the aggregate grant date fair values of awards for the fiscal years ended March 31, 2010, 2009 and 2008 computed in accordance with FASB ASC 718. For a discussion of valuation assumptions used in calculating the amounts for the fiscal year 2010 award, see Note 1 to our 2010 Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended March 31, 2010. For a discussion of valuation assumptions with respect to the 2009 fiscal year, see Note 1 to our 2009 Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended March 31, 2009. For a discussion of valuation assumptions with respect to the 2008 fiscal year, see Note 1 to our 2008 Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended March 31, 2008. Please see the "Grants of Plan-Based Awards" table on Page 20 of this Proxy Statement for more information regarding equity awards granted in fiscal year 2010.

(2) There are no above-market or preferential earnings on deferred compensation. Consequently, the Summary Compensation Table does not include earnings on deferred amounts. In addition, none of the Named Executive Officers is eligible for pension benefits because Forest does not have a defined benefit retirement program.

(3) This amount includes the cost of group term life insurance and compensation credited to the Named Executive Officers pursuant to our Savings and Profit Sharing Plan. This plan covers our employees and the employees of certain of our subsidiaries. These employees become participants in the plan if they are employed for at least six months prior to the plan year-end. The Company makes contributions to the plan at the Board's discretion. However the contribution base may not exceed 25% of the individual plan participant's gross salary (up to a maximum salary of $245,000), including allocated forfeitures for the plan year. Plan participants vest over a period of one to five years of credited service. This amount also includes perquisites provided to our Named Executive Officers which have an aggregate value exceeding $10,000, including costs associated with company cars (including insurance), company provided lunches and membership dues. With respect to Dr. Olanoff, this amount also includes costs associated with car service which totaled $25,326 for fiscal year 2010 and with respect to Mr. Solomon this amount includes $56,571 of medical expenses paid on behalf of Mr. Solomon under a supplemental medical plan.

(4) This amount includes the cost of group term life insurance and compensation credited to the Named Executive Officers pursuant to our Savings and Profit Sharing Plan described under footnote 3 above. For fiscal year 2009, the contribution base was capped at 25% of the individual plan participant's gross salary (up to a maximum salary of $230,000), including allocated forfeitures for the plan year. This amount also includes perquisites provided to our Named Executive Officers which have an aggregate value exceeding $10,000, including costs associated with company cars (including insurance), company provided lunches and membership dues. With respect to Dr. Olanoff, this amount also includes costs associated with car service which totaled $46,500 for fiscal year 2009 and with respect to Mr. Solomon this amount includes $28,000 of medical expenses paid on behalf of Mr. Solomon under a supplemental medical plan.

(5) This amount includes the cost of group term life insurance and compensation credited to the Named Executive Officers pursuant to our Savings and Profit Sharing Plan described under footnote 3 above. For fiscal year 2008, the contribution base was capped at 25% of the individual plan participant's gross salary (up to a maximum salary of $225,000), including allocated forfeitures for the plan year. This amount also includes perquisites provided to our Named Executive Officers which have an aggregate value exceeding $10,000, including costs associated with company cars (including insurance), company provided lunches and membership dues. With respect to Dr. Olanoff, this amount also includes costs associated with car service which totaled $47,700 for fiscal year 2008 and with respect to Mr. Solomon this amount includes $25,000 of medical expenses paid on behalf of Mr. Solomon under a supplemental medical plan.

(6) Dr. Taglietti became Vice President – Research and Development effective December 2008.

GRANTS OF PLAN-BASED AWARDS

The following table sets forth certain additional information regarding grants of plan-based awards to our Named Executive Officers for the fiscal year ended March 31, 2010:

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value of Stock and Option Awards ($) (5)
Howard Solomon	12/07/09	125,000 (1)	140,000 (2)	31.2650	5,985,263
Lawrence S. Olanoff, M.D., Ph.D.	12/07/09	85,000 (1)	85,000 (2)	31.2650	3,918,645
Elaine Hochberg	12/07/09	55,000 (1)	60,000 (2)	31.2650	2,609,777
Francis I. Perier, Jr.	12/07/09	45,000 (3)	60,000 (4)	31.2650	2,087,973
Marco Taglietti, M.D.	12/07/09	40,000 (3)	40,000 (4)	31.2650	1,704,632

(1) The stock award is subject to a risk of forfeiture which lapses as to 25% of the shares covered by the award on the six-month anniversary of the grant date, 50% of the shares on the first anniversary and 25% of the shares on the second anniversary of the grant date.

(2) The stock option has a term of ten years and becomes exercisable as to all of the shares covered by the option on the six-month anniversary of the grant date.

(3) The stock award is subject to a risk of forfeiture which lapses as to 25% of the shares covered by the award on each of the first four anniversaries of the grant date.

(4) The stock option has a term of ten years and becomes exercisable as to 15% of the shares covered by the option on each of the first four anniversaries of the grant date and as to the remaining 40% of the shares covered by the option on the fifth anniversary of the grant date.

(5) Represents the aggregate grant date fair value computed in accordance with FASB ASC 718 of stock and option awards and does not reflect whether the recipient has actually realized a financial benefit from the awards. For additional information regarding the valuation methodology used by the Company, see Note 1 to our 2010 Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended March 31, 2010.

Narrative Addendum to the Summary Compensation
Table and Grants of Plan-Based Awards

Equity Plans

The only long-term incentive compensation plan pursuant to which we presently grant equity awards is our 2007 Equity Incentive Plan (the Equity Plan). Pursuant to the Equity Plan, employees, including the Named Executive Officers, may be granted options to purchase shares of common stock, stock awards, stock appreciation rights and stock equivalent units (the Awards). The exercise price of all options, including Incentive Stock Options (ISOs) as defined by Section 422 of the Internal Revenue Code of 1986 (the Code), is the fair market value of the shares on the grant date. In fiscal 2010, we granted only restricted stock awards and stock options. All of our employees, our subsidiaries' employees and our non-employee directors are eligible to receive Awards under the Equity Plan. The Equity Plan provides that the Compensation Committee may determine which employees are granted Awards and the number of shares subject to each Award. The non-employee directors are eligible for automatic grants of stock awards and stock options as further described in the narrative following the Director Compensation table on Page 27 of this Proxy Statement under the heading "Director Compensation". At the meeting we are proposing to amend the Equity Plan to increase the number of shares available for grant under the Plan and to amend the automatic grants to non-employee directors. A full description of the terms of the Equity Plan and the proposed amendments is set forth on Page 29 of this Proxy Statement under Proposal 2.

We have historically granted options to our employees and directors under our 1998 Stock Option Plan, our 2000 Stock Option Plan and our 2004 Stock Option Plan (the Prior Option Plans). Following the adoption of the Equity Plan, we ceased issuing options under the Prior Option Plans, however all options previously issued under the Prior Option Plans which remain outstanding continue to be governed by the terms of such Prior Option Plans.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information regarding each unexercised option and unvested stock award held by each of our Named Executive Officers as of March 31, 2010:

	OPTION AWARDS				STOCK AWARDS	
Name	**Number of Securities Underlying Unexercised Options (#) Exercisable**	**Number of Securities Underlying Unexercised Options (#) Unexercisable**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested (#)**	**Market Value of Shares or Units of Stock That Have Not Vested ($)**
Howard Solomon	- -	140,000 (1)	31.2650	12/06/2019	125,000 (2)	3,920,000
	125,000	- -	24.1200	12/07/2018	30,000 (3)	940,800
	125,000	- -	37.2550	12/06/2017	15,000 (4)	470,400
	200,000	- -	51.5350	12/08/2016	- -	- -
	200,000	- -	40.2900	12/09/2015	- -	- -
	200,000	- -	42.5350	12/13/2014	- -	- -
	200,000	- -	59.0500	12/12/2013	- -	- -
	400,000	- -	48.3400	12/13/2012	- -	- -
	600,000	- -	38.1450	12/14/2011	- -	- -
	2,000,000	- -	33.4532	12/15/2010	- -	- -
Lawrence S. Olanoff, M.D., Ph.D.	- -	85,000 (1)	31.2650	12/06/2019	85,000 (2)	2,665,600
	75,000	- -	24.1200	12/07/2018	20,000 (3)	627,200
	75,000	- -	37.2550	12/06/2017	10,000 (4)	313,600
	112,500	137,500 (5)	48.4850	10/30/2016	- -	- -
Elaine Hochberg	- -	60,000 (1)	31.2650	12/06/2019	55,000 (2)	1,724,800
	50,000	- -	24.1200	12/07/2018	12,500 (3)	392,000
	15,000	35,000 (6)	37.2550	12/06/2017	12,500 (7)	392,000
	33,750	41,250 (8)	51.5350	12/08/2016	- -	- -
	30,000	20,000 (9)	40.2900	12/09/2015	- -	- -
	50,000	- -	42.5350	12/13/2014	- -	- -
	50,000	- -	59.0500	12/12/2013	- -	- -
	100,000	- -	48.3400	12/13/2012	- -	- -
	150,000	- -	38.1450	12/14/2011	- -	- -
	137,012	- -	33.4532	12/15/2010	- -	- -
Francis I. Perier, Jr.	- -	60,000 (10)	31.2650	12/06/2019	45,000 (11)	1,411,200
	7,500	42,500 (12)	24.1200	12/07/2018	30,000 (13)	940,800
	15,000	35,000 (6)	37.2550	12/06/2017	10,000 (7)	313,600
	33,750	41,250 (8)	51.5350	12/08/2016	- -	- -
	30,000	20,000 (9)	40.2900	12/09/2015	- -	- -
	100,000	- -	44.7400	09/30/2014	- -	- -
Marco Taglietti, M.D.	- -	40,000 (10)	31.2650	12/06/2019	40,000 (11)	1,254,400
	3,750	21,250 (12)	24.1200	12/07/2018	22,500 (13)	705,600
	18,000	42,000 (14)	39.8800	08/13/2017	3,125 (7)	98,000

(1) The option was granted on December 7, 2009 and has a term of ten years. The option vests and is fully exercisable on the six-month anniversary of the grant date.

(2) The stock award was granted on December 7, 2009. The stock award is subject to a risk of forfeiture which lapses as to 25% of the shares covered by the award on the six-month anniversary of the grant date, 50% of the shares on the first anniversary and 25% on the second anniversary of the grant date.

(3) The stock award was granted on December 8, 2008. The stock award is subject to a risk of forfeiture which lapses as to 25% of the shares covered by the award on the six-month anniversary of the grant date, 50% of the shares on the first anniversary and 25% on the second anniversary of the grant date.

(4) The stock award was granted on December 6, 2007. The stock award is subject to a risk of forfeiture which lapses as to 25% of the shares covered by the award on the six-month anniversary of the grant date and as to 25% of the shares on the first three anniversaries of the grant date.

(5) The option was granted on October 30, 2006 and has a term of ten years. The option vests and is exercisable as to 15% of the shares underlying the option on each of the first four anniversaries of the grant date and as to the remaining 40% on the fifth anniversary of the grant date.

(6) The option was granted on December 6, 2007 and has a term of ten years. The option vests and is exercisable as to 15% of the shares underlying the option on each of the first four anniversaries of the grant date and as to the remaining 40% on the fifth anniversary of the grant date.

(7) The stock award was granted on December 6, 2007. The stock award is subject to a risk of forfeiture which lapses as to 25% of the shares covered by the award on each of the first four anniversaries of the grant date.

(8) The option was granted on December 8, 2006 and has a term of ten years. The option vests and is exercisable as to 15% of the shares underlying the option on each of the first four anniversaries of the grant date and as to the remaining 40% on the fifth anniversary of the grant date.

(9) The option was granted on December 9, 2005 and has a term of ten years. The option vests and is exercisable as to 15% of the shares underlying the option on each of the first four anniversaries of the grant date and as to the remaining 40% on the fifth anniversary of the grant date.

(10) The option was granted on December 7, 2009 and has a term of ten years. The option vests and is exercisable as to 15% of the shares underlying the option on each of the first four anniversaries of the grant date and as to the remaining 40% on the fifth anniversary of the grant date.

(11) The stock award was granted on December 7, 2009. The stock award is subject to a risk of forfeiture which lapses as to 25% of the shares covered by the award on each of the first four anniversaries of the grant date.

(12) The option was granted on December 8, 2008 and has a term of ten years. The option vests and is exercisable as to 15% of the shares underlying the option on each of the first four anniversaries of the grant date and as to the remaining 40% on the fifth anniversary of the grant date.

(13) The stock award was granted on December 8, 2008. The stock award is subject to a risk of forfeiture which lapses as to 25% of the shares covered by the award on each of the first four anniversaries of the grant date.

(14) The option was granted on August 13, 2007 and has a term of ten years. The option vests and is exercisable as to 15% of the shares underlying the option on each of the first four anniversaries of the grant date and as to the remaining 40% on the fifth anniversary of the grant date.

OPTION EXERCISES AND STOCK VESTED

The following table provides information on stock option exercises and vesting of restricted stock during the 2010 fiscal year:

	OPTION AWARDS		STOCK AWARDS	
Name	**Number of Shares Acquired on Exercise (#)**	**Value Realized on Exercise ($)**	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)**
Howard Solomon	1,200,000	21,799,800	105,000	3,020,925
Lawrence S. Olanoff, M.D., Ph.D.	--	--	70,000	2,013,950
Elaine Hochberg	--	--	43,750	1,258,719
Francis I. Perier, Jr.	--	--	15,000	464,925
Marco Taglietti, M.D.	--	--	9,062	279,892

NONQUALIFIED DEFERRED COMPENSATION

The following table shows the executive contributions, earnings and account balances for all Named Executive Officers who participate in our Deferred Compensation Plan. The Deferred Compensation Plan allows full time salaried employees who have an annual base salary of at least $150,000, including the Named Executive Officers, to defer up to 50% of their annual base salary and up to 100% of their annual bonuses. Deferred amounts are not subject to federal or state income tax until a participant withdraws amounts from the Plan. We do not match any of these funds.

Employees who participate in the Deferred Compensation Plan may at their option invest deferred monies in a range of investment vehicles that generally mirror the choices available to all employees in the Company's 401(k) Plan. The investment options in the Deferred Compensation Plan have returns that would be the same as those earned on the same options in the Company's 401(k) Plan for the 2010 fiscal year. The rates of return for funds in the Deferred Compensation Plan ranged from: 0.09% to 92.54%.

Name	**Executive Contributions in Last Fiscal Year($) (1)**	**Aggregate Earnings in Last Fiscal Year ($)**	**Aggregate Withdrawals/ Distributions ($)**	**Aggregate Balance at Last Fiscal Year End ($)**
Lawrence S. Olanoff, M.D., Ph.D.	275,000	294,258	--	1,010,368 (2)
Elaine Hochberg	32,500	47,885	--	191,437 (3)

(1) The amounts set forth in this column have also been reported as "Salary" for the fiscal year 2010 in the Summary Compensation Table on Page 19 of this Proxy Statement.

(2) $220,000 and $279,334 of this amount were reported as "Salary" for the fiscal years 2009 and 2008, respectively, in the Summary Compensation Table on Page 19 of this Proxy Statement.

(3) $30,000 and $28,000 of this amount were reported as "Salary" for the fiscal years 2009 and 2008, respectively, in the Summary Compensation Table on Page 19 of this Proxy Statement.

POST-TERMINATION BENEFITS AND CHANGE IN CONTROL

Severance Arrangements

The offer letters pursuant to which certain executive officers joined Forest, including certain of the Named Executive Officers, include a severance guarantee for the three year period commencing as of the executive's start date or if longer, a one year period following his or her termination of employment, limited to severance and certain benefits in the event of a termination of his or her employment by us without Cause or the employee's termination of employment for Good Reason, each as defined in the agreement (a Qualifying Termination). The offer letters also provide for continued health coverage during the severance period.

Drs. Olanoff and Taglietti and Mr. Perier are the only Named Executive Officers who are entitled to severance benefits pursuant to offer letters. Upon a Qualifying Termination, each such officer is entitled to receive base salary payments for the one year severance period following his termination, plus one bonus payment based on the target bonus described in the agreement, plus continued medical coverage for the employee and his family for the same one year period. The potential amounts payable to Drs. Olanoff and Taglietti and Mr. Perier pursuant to the severance obligations assuming a termination date of March 31, 2010 are set forth in the below table:

Name	Salary ($) (1)	Bonus ($)	Continued Health Care Benefits ($) (2)
Lawrence S. Olanoff, M.D., Ph.D.	860,000	550,000 (3)	12,840
Francis I. Perier, Jr.	596,500	300,000 (4)	19,332
Marco Taglietti, M.D.	543,400	270,000 (5)	19,332

(1) Each officer is entitled to 12 months of salary.

(2) Includes amounts payable during the 12 month period following a termination of employment for health care coverage (medical and dental) for employee and employee's eligible family members.

(3) This amount is the higher of Dr. Olanoff's last annual bonus or 50% of his base salary.

(4) This amount is the higher of Mr. Perier's last annual bonus or 40% of his base salary.

(5) This amount is the higher of Dr. Taglietti's last annual bonus or 30% of his base salary.

Benefits Continuation Agreements

On December 1, 1989 the Board authorized the grant of certain medical insurance benefits to certain senior executive officers and their spouses upon the completion of ten years of service by such officers. The benefit is provided to these executives and their spouses for their lifetimes following termination of the executive's employment with Forest. The benefit is equivalent to the medical insurance benefits provided to the executives as of the date of their termination or as of December 1, 1989, if more favorable, together with payment of reasonable health care related costs. The benefit need not be provided to the extent and for any time that the executive obtains comparable coverage from a subsequent employer. Mr. Solomon is currently the only executive officer who is entitled to these benefits. The amounts payable on behalf of Mr. Solomon, assuming he had terminated his employment as of March 31, 2010, are reasonably estimated to be equal to $66,000 annually.

Change in Control

The Board has determined that it is in both our best interests and the best interests of our stockholders to assure that we will have the continued dedication of our executive officers, notwithstanding the possibility of a Change in Control. The Board believes it is imperative to diminish the inevitable distraction to the executive officers by virtue of the personal uncertainties and risks created by a pending or threatened Change in Control and to encourage the executive officers' full attention and dedication to us currently and in the event of any threatened or pending Change in Control, and to provide the executive officers with compensation and benefits arrangements upon a Change in Control which ensure that the compensation and benefits expectations of the executive officers be satisfied and which are competitive with those within our peer group. In order to accomplish these objectives, the Board has entered into Change in Control agreements with several key employees, including the Named Executive Officers.

Each agreement becomes effective only upon the occurrence of a Change in Control and provides that the executive is entitled to salary, bonus and benefits for a three year period following a Change in Control if the executive's employment is terminated as a result of such Change in Control or during such three year period by the Company without Cause or by the employee for Good Reason or for Adequate Reason (a Qualifying Termination), each as defined in the agreement. Subject to certain exceptions, a Change in Control is (i) an acquisition of more than 50% of our common stock or voting securities by a person or group not acquiring their shares directly from us, (ii) an acquisition during any 12-month period of 30% or more of our common stock by a person or group not acquiring their shares directly from us, (iii) a change in the majority of the current Board or their designated successors not consented to by such current Board or designated successors, or (iv) a merger, consolidation or sale of all or substantially all of our assets which involves a 50% or greater change in our stockholders or the replacement of a majority of the current Board or their designated successors or the acquisition by a person or group of more than 30% of our voting securities.

Upon such Qualifying Termination, executives subject to these agreements are eligible for the following amounts: (i) the amount of any accrued compensation obligations to the executive through the termination date, consisting of unpaid base salary, a pro-rated bonus and other accrued compensation through the termination date, plus (ii) an amount equal to three times the executive's base salary and highest annual bonus, plus (iii) the actuarial equivalent of the employee's benefit under any retirement plans in which the executive participates, assuming continued participation for a three year period following the termination date. In addition, the executive will receive continued medical benefits for a three year period for both the executive and his or her family, provided however that such coverage will be secondary to any coverage the executive obtains from a subsequent employer. Lastly, the employee will be provided with outplacement services and any other amounts or benefits required to be paid or provided under any plan or program. In calendar 2008, these agreements were formally amended with the intention that they would comply with Section 409A of the Internal Revenue Code which may impose additional taxes on executive officers for certain types of deferred compensation that are not in compliance with Section 409A.

The following table sets forth our reasonable estimate of the potential payments to each of our Named Executive Officers under our Change in Control Agreements if a Change in Control occurred as of March 31, 2010:

Name	Salary($) (1)	Bonus ($) (2)	Continuation of Benefits under Retirement Plans ($) (3)	Continuation of Welfare Benefits ($) (4)
Howard Solomon	3,900,000	2,925,000	80,691	108,504
Lawrence S. Olanoff, M.D., Ph.D.	2,580,000	1,787,500	77,991	53,220
Elaine Hochberg	1,924,500	1,056,250	81,247	109,974
Francis I. Perier, Jr.	1,789,500	975,000	81,209	65,868
Marco Taglietti, M.D.	1,630,200	877,500	81,161	65,868

(1) This amount is equal to three times the respective executive officer's annual base salary in effect at March 31, 2010.

(2) This amount is equal to 25% of the 2010 bonus which had accrued as of March 31, 2010, plus three times the highest bonus awarded during the last three fiscal years.

(3) Amounts set forth represent estimated payments in connection with our Savings and Profit Sharing Plan for a three year period.

(4) This amount represents estimated payments under welfare benefit plans including medical, dental and life insurance for a three year period. The amounts payable do not include amounts payable in connection with Benefits Continuation Agreements described above.

The table below summarizes the compensation for our non-employee directors for the fiscal year ended March 31, 2010:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Option Awards ($) (1)	All Other Compensation ($)	Total ($)
Nesli Basgoz, M.D.	52,500	26,245	48,800	- -	127,545
William J. Candee, III	83,750	26,245	48,800	- -	158,795
George S. Cohan	54,000	26,245	48,800	- -	129,045
Dan L. Goldwasser	73,000	26,245	48,800	- -	148,045
Kenneth E. Goodman	55,500	26,245	48,800	176,774 (2)	307,319
Lester B. Salans, M.D.	66,000	26,245	48,800	- -	141,045
Peter J. Zimetbaum, M.D.	14,167	- -	296,734	- -	310,901

(1) Represents the aggregate grant date fair value of awards for the fiscal year ended March 31, 2010 computed in accordance with FASB ASC 718. For a discussion of valuation assumptions used in calculating the amounts for the fiscal year 2010 award, see Note 1 to our 2010 Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended March 31, 2010. Pursuant to the terms of our Equity Plan, each of our non-employee directors who was re-elected at our 2009 Annual Meeting of Stockholders received an automatic grant of 4,000 options and an automatic stock grant covering 1,000 shares. Dr. Zimetbaum received an automatic initial grant of 20,000 options upon his appointment to the Board on December 7, 2009 pursuant to the terms of the Equity Plan. For a description of these automatic grants and the changes proposed thereto, see "Director Compensation - Automatic Equity Grants" below.

(2) This amount reflects payments made to or on behalf of Mr. Goodman pursuant to his Benefits Continuation Agreement, a benefit to which Mr. Goodman is entitled as a result of his prior service as President and Chief Operating Officer of Forest. The provisions of the Benefits Continuation Agreement are described on Page 25 of this Proxy Statement under the heading "Benefits Continuation Agreements."

Director Fees

During the 2010 fiscal year we had the following standard compensation arrangements with our non-employee directors: a $40,000 annual retainer fee for services as a director, a $2,500 fee for each Board of Directors meeting attended, a $1,500 fee for attendance at a Committee meeting, a $12,000 annual retainer fee for the Audit Committee Chairperson, a $6,000 annual retainer fee for the Compensation Committee Chairperson, a $5,000 retainer fee for the Secretary of the Board, and a $1,000 payment to any out-of-town non-employee director who is required to come to New York City for a meeting. Out-of-town non-employee directors are also reimbursed for travel expenses incurred in connection with meetings. On December 7, 2009, the Board revised the standard compensation arrangements with our non-employee directors as follows: the annual fee for services as a director was increased to $50,000, the annual retainer fee for the Audit Committee Chairperson was increased to $15,000, the annual retainer fee for the Compensation Committee Chairperson was increased to $10,000, and an annual fee of $15,000 was authorized for the presiding director.

Automatic Equity Grants

Our non-employee directors also participate in the 2007 Equity Incentive Plan (the Equity Plan). Under the Equity Plan, an initial grant of options covering 20,000 shares of common stock is automatically granted to a non-employee director upon appointment to the Board. Each such option grant is at an exercise price equal to the average of the high and low prices of our common stock on the NYSE on the grant date. The options become exercisable (assuming the non-employee director is then serving on the Board) as to 25% of the shares covered by the options on the six-month anniversary of the grant date and on each anniversary of the grant date until all such options are exercisable.

The Equity Plan further provides for the automatic annual grant to each of our non-employee directors of options covering 4,000 shares of common stock on the date of such director's annual election or re-election by our stockholders. Each such option grant is at an exercise price equal to the average of the high and low prices of our common stock on the NYSE on the grant date and becomes fully exercisable (provided the non-employee director is then serving on the Board) on the six-month anniversary of the grant date. All options granted under the Equity Plan to non-employee directors have a term of ten years from the grant date.

The Equity Plan also provides for the automatic annual grant to each of our non-employee directors of 1,000 shares of our common stock. The annual stock award is subject to a risk of forfeiture which lapses (assuming the non-employee director is then serving on the Board) as to 25% of the shares covered by the award on the six-month anniversary of the grant date and on each of the first, second and third anniversaries of the grant date, except that such risk of forfeiture will automatically lapse in the case of a non-employee director who dies while serving on the Board and who has served on the Board for at least one year following receipt of the stock grant.

At this meeting, the Board is recommending that stockholders approve an amendment to the Equity Plan which will revise the formulation and size of the automatic grants of equity awards to the non-employee directors. If the amendment to the Equity Plan is approved, then on the grant date of his or her election or re-election to the Board beginning with the election to be held at the meeting, each non-employee director will receive (i) that number of options having a value of $75,000 calculated on the grant date in accordance with the Black-Scholes option pricing model (utilizing the same assumptions that the Company utilizes in preparation of its financial statements) and (ii) restricted stock awards covering that number of shares of common stock having a fair market value of $75,000 on the grant date. A further description of these modifications is provided under Proposal 2 below.

AUDIT COMMITTEE REPORT (1)

For the fiscal year ended March 31, 2010, the Audit Committee consisted of William J. Candee, III (the Chairman), Dan L. Goldwasser and Lester B. Salans, M.D. The Board has affirmatively determined that Messrs. Candee and Goldwasser and Dr. Salans are independent as defined under the NYSE listing standards and Rule 10A-3 of the Securities Exchange Act of 1934. The Committee operates under a written charter adopted by the Board of Directors.

The Committee recommends to the Board, subject to stockholder ratification, the selection of our independent registered public accounting firm. Management is responsible for our internal controls and the financial reporting process. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with auditing standards of the Public Company Accounting Oversight Board and for issuing a report thereon. The Committee monitors and oversees these processes.

In this context, the Committee has met and held discussions with management, the internal auditor and BDO Seidman, LLP (BDO), our independent registered public accounting firm. Management represented that the consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. The Committee reviewed and discussed the audited consolidated financial statements, as well as the unaudited financial statements included in Quarterly Reports on Form 10-Q for each of the first three quarters of the fiscal year, with management, the internal auditor and BDO. The Committee discussed with BDO the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T. BDO also provided the Committee with the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board regarding BDO's communications with the Audit Committee concerning independence, and the Committee discussed with BDO its independence from the Company and management.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included or incorporated by reference in the Annual Report on Form 10-K for the fiscal year ended March 31, 2010 for filing with the Securities and Exchange Commission. The Board has adopted this recommendation.

Audit Committee
William J. Candee, III
Dan L. Goldwasser
Lester B. Salans, M.D.

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(1) Notwithstanding anything to the contrary set forth in any of Forest's previous or future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, the Audit Committee Report shall not be incorporated by reference in any such filings.

PROPOSAL 2

Approval of the Amendment to the 2007 Equity Incentive Plan

The Board has adopted, and recommends our stockholders adopt, an amendment to our 2007 Equity Incentive Plan (the Equity Plan) that (i) increases the total number of shares covered by the Equity Plan by 15,000,000 shares to 28,950,000 shares, (ii) increases the maximum number of shares which may be allocated to Incentive Stock Option grants under the Equity Plan by 9,000,000 shares to 17,000,000 shares and (iii) revises the annual equity grant to each non-employee Director awarded on the date of his or her election or re-election to the Board such that, instead of Options to purchase 4,000 shares of stock and a Stock Grant covering 1,000 shares of stock, each elected or re-elected non-employee Director shall be awarded: (A) that number of Options having a value of $75,000 calculated on the grant date in accordance with the Black-Scholes option pricing model (utilizing the same assumptions that the Company utilizes in preparation of its financial statements) and (B) a Stock Grant covering that number of shares having a Fair Market Value of $75,000 on the grant date (collectively, the "Plan Amendment"). On May 17, 2010, the Board approved the Plan Amendment, subject to adoption by our stockholders. Other than the Plan Amendment described above, the Company's stockholders are not being asked to approve any other amendments to the Equity Plan.

The foregoing and following descriptions of the Equity Plan and the Plan Amendment are qualified in their entirety by reference to the Equity Plan, as amended by the Plan Amendment, a copy of which is attached to this Proxy Statement as Appendix B and is incorporated by reference herein. Unless otherwise defined in this Proposal 2, capitalized terms used in this Proposal 2 shall have the meaning ascribed to such terms in the Equity Plan.

Rationale for the Plan Amendment

The Board believes that the Company's traditional policy of providing employees and non-employee directors with equity compensation (and thereby additional incentive and proprietary interest in the Company's success) has been a material factor in the Company's ability to attract, retain and motivate managerial and professional personnel as well as non-employee directors. As of May 31, 2010, a total of 3,054,646 shares were available for grant under the Equity Plan. The Board and management have determined that, based upon the Company's historical grant rates, the number of shares remaining for grants under the Equity Plan will not permit the Company to continue issuing equity awards in the same manner it has historically done so. The adoption of the Plan Amendment would increase the number of shares available for grant under the Equity Plan by 15,000,000 shares and will enable the Company to continue its policy of offering competitive compensation packages that include, as a significant element, Option and Stock Grant based compensation which strongly identifies the optionee's personal financial success with the success of the Company as a whole and motivates employees to maximize the potential of the Company's products. The Board proposes a corresponding increase be made to the maximum number of shares which may be allocated to Incentive Stock Option grants under the Equity Plan to ensure that the Company can utilize these types of awards in structuring compensation since such awards may provide tax advantages to the Company's employees.

The annual equity grant to each non-employee Director incentivizes non-employee directors to focus on the long-term performance of the Company and is a key element in creating stockholder value. However, the value of the current annual equity grant given to non-employee directors is substantially less than the amounts granted by pharmaceutical companies in the Company's peer group under similar incentive plans. Additionally, changing the grant formula from a fixed number of shares underlying equity awards to a formula based upon a fixed grant date value will ensure that the value of equity compensation granted to our non-employee directors is consistent from year to year. The Board is therefore proposing that the automatic grants to our non-employee directors be revised to (i) eliminate the annual grant of Options to purchase 4,000 shares and replace it with an annual grant of that number of Options having a value on the grant date of $75,000 calculated in accordance with the Black-Scholes option pricing model (utilizing the same assumptions that the Company utilizes in preparation of its financial statements) and (ii) eliminate the annual Stock Grant covering 1,000 shares and replace it with an annual Stock Grant covering that number of shares having a Fair Market Value of $75,000 on the grant date. By way of illustration, if the proposed amendment had been in effect as of the date of the last stockholder meeting, that is the date on which non-employee directors were last awarded annual equity grants, each non-employee director would have been granted Options to purchase 5,716 shares (in lieu of 4,000 shares) and Stock Grants covering 2,858 shares (in lieu of 1,000 shares). The Board believes that these revisions will make the compensation package offered by the Company to its non-employee directors more competitive with those offered by companies with which the Company competes for director talent and will better enable it to attract, motivate and retain outstanding members of the Board.

<u>**Equity Plan Description**</u>

Administration

The Equity Plan is administered by the Compensation Committee which is composed of four independent directors of the Board. Subject to the terms and conditions of the Equity Plan, the Compensation Committee is authorized to determine to whom among the eligible persons Awards shall be granted, the number of shares covered by or associated with an Award, the terms of each Award, and whether any Option is intended to be an ISO or an NSO. In addition the Compensation Committee has authority to interpret and specify rules and regulations relating to the Equity Plan.

Eligibility

All of our employees, non-employee directors, as well as persons who have accepted offers of employment with Forest, are eligible to participate in the Equity Plan. Currently we have seven non-employee directors and approximately 5,200 employees. In making the determination as to employees to whom Awards shall be granted and as to the number of shares to be covered by or associated with such Awards, the Compensation Committee takes into account the duties of the respective employees, their present and potential contributions to the success of Forest and such other factors as the Compensation Committee deems relevant in connection with accomplishing the purpose of the Equity Plan.

Shares Available for Issuance

As discussed above, if the Plan Amendment is approved by our stockholders, the number of shares with respect to which Awards may be granted under the Equity Plan will be increased by 15,000,000 shares. In addition, as of May 31, 2010, there were 3,054,646 shares remaining available for grant under the Equity Plan which shares will continue to be available for issuance. The following shares may also be used for issuance of Awards under the Equity Plan: (i) shares which have been forfeited under a Stock Grant; and (ii) shares which are allocable to the unexercised portion of an Option issued under the Equity Plan which has expired or been terminated. Each share associated with an Award will count as one share against the total number of shares available for issuance under the Equity Plan, provided that each share associated with a Tandem SAR and the associated Option will only count as one share against the total number of shares available for issuance under the Equity Plan.

Per-Person Award Limitations

Under the Equity Plan, the number of shares with respect to which Awards may be granted to any individual may not exceed 600,000 during any calendar year.

Types and Terms of Awards

The Compensation Committee is authorized to grant the following types of awards under the Equity Plan: Stock Options (Options), including Incentive Stock Options (ISOs) and Non-Incentive Stock Options (NSOs); Stock Appreciation Rights (SARs); Restricted Stock Grants (Stock Grants); and Stock Equivalent Units (Stock Units).

Options. The Compensation Committee is authorized to grant Options, including ISOs which can result in potentially favorable tax treatment to the option holder and NSOs. The exercise price of an Option is determined by the Compensation Committee at the time of grant and may not be less than the Fair Market Value of the shares on the date the Option is granted. The term of Options granted to employees may not exceed ten years. The exercise price of Options is payable in cash, in shares or in a combination of the two, as set forth in the individual Award agreement.

SARs. SARs grant the holder a right to receive an amount payable in cash or stock equal to the appreciation in price of our shares over a specified time period. SARs may be granted alone or in tandem with Options. SARs will have a maximum term of ten years and an exercise price of not less than the Fair Market Value of a share on the date of the SAR grant. No dividends or dividend equivalents will be paid under SARs.

Stock Grants. Stock Grants are grants of restricted stock which vest upon the satisfaction of conditions, which may be based on performance factors or continued service for a specified period of time as determined by the Compensation Committee and set forth in an individual Award agreement. The individual Award agreement will also specify appropriate consideration for the Stock Grant and a Stock Grant may be issued for no cash or a minimal cash consideration as required by applicable law.

Stock Units. Stock Units grant the recipient a right to receive an amount payable in cash or stock equal to the Fair Market Value of our shares on the settlement date subject to the satisfaction of performance-based conditions or continued service over a specified period of time as determined by the Compensation Committee and as set forth in the individual Award agreement. The term of Stock Units shall not exceed ten years. Stock Units will be structured to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the Code). No dividends or dividend equivalents will be paid under Stock Units.

Automatic Grant of Options and Restricted Stock Grants to Non-Employee Directors.

·   *Initial Grant.* An initial grant of Options covering 20,000 shares are automatically granted to persons who become non-employee directors. The initial option grant vests over a three year period as to 25% of the shares covered by the grant on the six-month anniversary of the date of grant and as to an additional 25% on each of the first, second and third annual anniversaries of the date of grant.

·   *Annual Grants.* Under the current version of the Equity Plan each non-employee director receives an automatic annual grant of Options to purchase 4,000 shares plus an automatic annual Stock Grant covering 1,000 shares which are awarded on the date of such director annual re-election by the stockholders. Each Option granted to non-employee directors has a term of ten years, has an exercise price equal to the Fair Market Value of a share on the grant date and remains exercisable for its stated term (subject to satisfaction of vesting requirements) following a director's termination of service. Each annual option grant vests on the six-month anniversary of the grant date. The Stock Grant vests in four equal installments over a three year period with the first installment vesting on the six-month anniversary of the grant date and the remaining three installments vesting on each of the first, second and third annual anniversaries of the grant date.

If the Plan Amendment is adopted, the automatic annual grant of Options to purchase 4,000 shares plus an automatic annual Stock Grant covering 1,000 shares will be eliminated and replaced with an automatic annual grant to each non-employee director who is elected or re-elected of (a) that number of Options having a value of $75,000 calculated on the grant date in accordance with the Black-Scholes option pricing model (utilizing the same assumptions that the Company utilizes for its preparation of its financial statements) and (b) Stock Grant covering that number of shares having a Fair Market Value of $75,000 on the grant date. No other substantive changes are being made with respect to the other terms and conditions of the annual automatic grants to non-employee directors.

General Limitations on Post-Termination Exercisability of Employee Awards. Generally, unless otherwise provided in the Award Agreement by the Compensation Committee, in the event of a termination of an employee's employment for any reason other than death, Disability or Retirement, Options and SARs, to the extent exercisable, will remain exercisable for three months from such date or until the expiration of the stated term of such Option, whichever period is shorter. Unless otherwise provided by the Compensation Committee, in the event of termination of an employee's employment for any reason other than death or Disability (in which case time-based conditions are deemed satisfied), Stock Grants are forfeited on the date of termination of an employee's employment to the extent the conditions applicable to such Award have not been satisfied. Subject to compliance with Section 409A of the Code, all Stock Units are to be settled within 75 days of the settlement date set forth in such individual Award agreement. Additionally, all Awards terminate immediately upon termination of employment as a result of gross misconduct or upon a breach of a contractual or other obligation to Forest as established in the individual Award agreement. The Equity Plan provides special rules for vesting and exercisability upon a termination of employment as a result of death, Disability or Retirement.

Other Provisions

Change in Control or Dissolution. Under a Change in Control, if Awards remain outstanding under the Equity Plan following the Change in Control, all unvested Awards granted prior to the effective date of the Change in Control will vest in full upon a Qualified Termination of the employee's employment within three years of the Change in Control. If Awards do not remain outstanding following the Change in Control and are not replaced with substitute awards of substantially the same value and subject to substantially the same terms, including the vesting schedule and provision for the immediate vesting upon a Qualified Termination within three years of the date of grant of the substitute award, all Awards which have not been replaced with such substitute awards, will immediately vest upon the effective date of the Change in Control. Upon a dissolution of the Company all outstanding Awards will immediately vest. In addition, upon a Change in Control or a dissolution, the Board may cancel any outstanding portion of an Award, except Stock Grants, in consideration for granting the right to receive a cash payment equal to the per share consideration received by the stockholder in connection with such event less the exercise price applicable to such Award. Any other outstanding Awards, other than Stock Grants, not exercised or cancelled upon such an event will be terminated.

Amendments, Adjustments & Termination. The Board may modify, amend or terminate the Equity Plan, so long as that action does not impair any Awardee's rights under any outstanding Award without the consent of such affected Awardee. The Board may not amend the Equity Plan without the approval of the stockholders to the extent such approval is required under applicable NYSE and SEC rules. In the event of a change to our capitalization, the Compensation Committee has authority to make adjustments, if any, as it deems appropriate and pursuant to applicable laws requiring stockholder approval. The Equity Plan terminates on June 19, 2017 unless earlier terminated by the Board. No Awards will be granted under the Plan after termination, however, the term and exercise of Awards granted before termination may extend beyond the termination date.

Future Plan Benefits

All equity awards to employees are granted at the discretion of the Compensation Committee and are thus not determinable. Pursuant to the terms of the Equity Plan, each non-employee director shall be granted an automatic annual Option grant and an automatic Stock Grant. Currently the Company has seven non-employee directors, all of whom will be eligible to receive an automatic Option grant and an automatic Stock Grant if they are re-elected at the 2010 Annual Stockholder Meeting. The table below sets forth the value of the automatic annual Option grants and Stock Grants to non-employee directors under the Equity Plan if the Plan Amendment is approved.


NEW PLAN BENEFITS
2007 Equity Incentive Plan

	Dollar Value ($) of Option Grants (1)	Dollar Value of Stock Grants (1)
All Non-Employee Directors as a Group	$525,000	$525,000


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(1) The number of shares underlying the Option grants and Stock Grants is not determinable since the number of options to be issued will be determined on the grant date using the Black-Sholes option pricing model and the number of shares underlying the Stock Grants will be calculated based on the Fair Market Value of the Company's shares on the grant date.

Federal Income Tax Consequences

The following is a general explanation of the U.S. federal income tax consequences to Awardees under the Equity Plan who are subject to tax in the United States. The following is intended for the general information of stockholders considering how to vote with respect to the Equity Plan and not as tax guidance to participants in the Equity Plan. The following is not intended to be complete and does not take into account federal employment taxes or state, local or foreign tax implications. Tax laws are complex and subject to change and may vary depending on individual circumstances and from locality to locality. In addition, different tax rules may apply in light of variations in transactions that are permitted under the Equity Plan (such as payment of the exercise price by surrender of previously owned shares).

Incentive Stock Options (ISOs). Subject to the limit with respect to the maximum Award that may be granted to any individual in any calendar year, an individual can receive an unlimited number of ISOs during any calendar year. However, the aggregate Fair Market Value (determined at the time of option grant) of shares with respect to which ISOs first become exercisable by an Awardee during any calendar year cannot exceed $100,000. ISO tax treatment is denied by the Code to any options in excess of that dollar limit.

The grant and exercise of an ISO will not result in income for the Awardee or an income tax deduction for Forest (however, the excess of Fair Market Value of the shares on the exercise date over the exercise price is an item of tax preference, potentially subject to the alternative minimum tax). The sale or other taxable disposition of shares acquired upon an ISO exercise will not result in ordinary income by the Awardee if the Awardee (i) does not dispose of the shares within two years from the date of option grant or within one year from the date of option exercise, and (ii) the Awardee is an employee of Forest or one of its subsidiaries from the date of option grant and through the date which is three months before the exercise date (the Holding Requirements). If the Holding Requirements are met, gains realized on the sale or other taxable disposition of the shares will be subject to tax as a long-term capital gain and the Company would not be entitled to any income tax deduction.

If the Awardee disposes of shares acquired upon the ISO exercise without satisfaction of the Holding Requirements, the disposition will be a "disqualifying disposition" and the Awardee will recognize at the time of such disposition (i) ordinary income to the extent of the difference between the exercise price and the lesser of (a) the Fair Market Value of the shares on the date of exercise or (b) the amount realized on such disposition, and (ii) short-term or long-term capital gain to the extent of any excess of the amount realized on the disposition over the Fair Market Value of the shares on the date of exercise. Notwithstanding the foregoing, if the Awardee dies prior to the option exercise but the Awardee was an employee of Forest or one of its subsidiaries from the date of option grant and through the date which is three months before the date of death, then the Holding Requirements will not apply to a sale or other taxable disposition of the shares by the estate of the Awardee or by a person who acquired the option from the Awardee by bequest or inheritance. Forest generally will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the Awardee at the time such income is recognized.

Non-Incentive Stock Options (NSOs). Subject to the limit with respect to the maximum Award that may be granted to any individual in any calendar year, there is no limit on the aggregate Fair Market Value of stock covered by NSOs that may be granted to an Awardee or on the aggregate Fair Market Value of NSOs that first become exercisable in any calendar year. Generally, the Awardee will not recognize income and no income tax deduction will be allowed to Forest upon the grant of an NSO. Upon the exercise of an NSO, the Awardee will recognize ordinary income in an amount equal to the excess of the Fair Market Value of the shares at the time of option exercise over the exercise price, and Forest generally will be entitled to an income tax deduction in the same amount. Forest will be required to ensure that any applicable withholding and payroll tax requirements are satisfied. Any difference between the higher of such Fair Market Value or the option exercise price and the price at which the Awardee sells the shares will be taxable as short-term or long-term capital gain or loss.

Stock Appreciation Rights (SARs). An Awardee should not be taxed at the time an SAR is granted nor should Forest receive an income tax deduction with respect thereto. Upon exercise of an SAR, the Awardee will recognize ordinary income (treated as compensation) in an amount equal to the cash or the Fair Market Value of the shares received. Forest generally will be entitled to a corresponding income tax deduction at the time that the Awardee recognizes the ordinary income. Forest will be required to ensure that any applicable withholding and payroll tax requirements are satisfied.

Stock Grants. An Awardee receiving a Stock Grant subject to time or performance-based vesting conditions will not recognize any income at the time of grant in the absence of a Section 83(b) election (described below). The Awardee generally will recognize ordinary income at the time the vesting conditions expire, in an amount equal to the excess of the Fair Market Value of the shares on that date over the amount (if any) paid by the Awardee for the shares. For purposes of determining gain on a sale of the shares, (i) the Awardee's tax basis in the shares will be equal to the amount included in income upon the expiration of the vesting conditions plus the amount (if any) paid for the shares, and (ii) the Awardee's holding period for the shares will begin when the vesting conditions expire. Any sale or other disposition of the shares will result in long-term or short-term capital gain. With respect to a Stock Grant that is subject to time or performance-based vesting conditions, an Awardee may be able to make an election under Section 83(b) of the Code to be taxed at the time of the Stock Grant. In that event the Awardee would recognize as ordinary income the excess of the Fair Market Value of the shares as of the date of grant over the amount (if any) paid by the Awardee for the shares and the Awardee's holding period would begin at the time of the Award. Forest generally will be entitled to a corresponding income tax deduction at the time ordinary income is recognized by the Awardee. Forest will be required to ensure that any applicable withholding and payroll tax requirements are satisfied.

Stock Unit Awards. An Awardee who is awarded Stock Units generally will not recognize any income, and Forest generally will not receive an income tax deduction, until the Awardee receives the shares or cash distributed pursuant to the Award, at which time the Fair Market Value of the shares or the amount of cash received generally will be ordinary income to the Awardee. Forest generally will be entitled to a corresponding income tax deduction at the time that the Awardee recognizes the ordinary income. Forest will be required to ensure that any applicable withholding and payroll tax requirements are satisfied.

Section 162(m) Limit. Under Section 162(m) of the Code, Forest is not entitled to an income tax deduction for compensation paid to any of Forest's five most highly compensated executive officers that is in excess of $1 million per year, unless such compensation is "performance-based compensation." The Equity Plan has been structured with the intent that Awards granted under the Equity Plan may meet the requirements for performance-based compensation under Section 162(m) of the Code, including compensation derived from the exercise of Options and SARs (if granted at a Fair Market Value exercise price) and other Awards that are granted, vest or become exercisable upon the achievement of pre-established, objectively determinable targets based on performance criteria. Awards which satisfy these standards generally should be deductible as performance-based compensation and should not be subject to the limitation on deductibility under Section 162(m) of the Code.

Section 409A. Section 409A of the Code does not apply to ISOs, NSOs and SARs that are issued at Fair Market Value (provided there is no deferral of income beyond the exercise or settlement date) or to Stock Grants. Section 409A of the Code may apply to Stock Unit Awards. However, Stock Unit Awards granted under the Equity Plan are intended to comply with Section 409A of the Code to the extent applicable.

Equity Compensation Plan Information

The following table sets forth certain information as of March 31, 2010 with respect to our equity compensation plans under which Forest securities may be issued.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column)
Equity compensation plans approved by security holders	18,701,025	$38.05	3,030,674
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	18,701,025	$38.05	3,030,674

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE AMENDMENT TO THE 2007 EQUITY INCENTIVE PLAN.

PROPOSAL 3

Advisory Vote on Executive Compensation

The Board of Directors recognizes that stockholders have a legitimate interest in executive compensation matters and recognizes the growing interest of our stockholders in having the ability to voice their views on the Company's policies with respect to such matters.

The Company's Corporate Governance Guidelines provide for the annual submission to stockholders of a proposal giving the stockholders the opportunity to approve or disapprove the Company's executive compensation philosophy, policies and procedures as described in the "Compensation Discussion and Analysis" section regarding Named Executive Officer compensation in this Proxy Statement.

Because the vote is advisory, it will not be binding on the Board. However, the Board and the Compensation Committee will review the voting results and take into account the outcome when considering future executive compensation arrangements. The Board and management are committed to our stockholders and understand that it is useful and appropriate to obtain the views of our stockholders when considering the design and initiation of executive compensation programs.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE IN FAVOR OF THE EXECUTIVE COMPENSATION PHILOSOPHY, POLICIES AND PROCEDURES AS DESCRIBED IN THE "COMPENSATION DISCUSSION AND ANALYSIS" SECTION IN THIS PROXY STATEMENT.

PROPOSAL 4

RATIFICATION OF SELECTION OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

The firm of BDO Seidman, LLP (BDO) has audited our consolidated financial statements for each of the three fiscal years ended March 31, 2010. In addition to retaining BDO to audit our consolidated financial statements for fiscal year 2010, we and our affiliates retained BDO, as well as other accounting and consulting firms, to provide various consulting and other services in fiscal year 2010 and expect to continue to do so in the future.

The following table presents fees for professional audit services rendered by BDO for the audit of our annual financial statements and review of financial statements included in our Quarterly Reports on Form 10-Q for fiscal years 2010 and 2009, and fees billed for other services rendered by BDO:

	2010	**2009**
Audit Fees	$1,639,247	$1,541,861
Audit Related Fees (1)	41,250 (2)	35,000 (2)
Tax Fees (1)	- -	14,662
Total	$1,680,497	$1,591,523

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(1) The Audit Committee has considered the non-audit services performed for us by BDO in the Committee's evaluation of BDO's independence.

(2) Audit related fees were principally related to services rendered in connection with the audit of our Savings and Profit Sharing Plan.

The Audit Committee's policy is to pre-approve all audit services and all non-audit services that our independent registered public accounting firm is permitted to perform for us under applicable federal securities regulations. While the general policy of the Audit Committee is to make such determinations at full Audit Committee meetings, the Audit Committee may delegate its pre-approval authority to one or more members of the Audit Committee, provided that all such decisions are presented to the full Audit Committee at its next regularly scheduled meeting.

The Board desires to continue the services of BDO for the current fiscal year ending March 31, 2011. Accordingly, the Board recommends that you ratify the selection by the Board of BDO to audit the financial statements of Forest for the current fiscal year. Representatives of BDO are expected to be present at the meeting, will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from the stockholders.

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE IN FAVOR OF THE SELECTION OF BDO SEIDMAN, LLP.

PROPOSAL 5

STOCKHOLDER PROPOSAL—REIMBURSEMENT OF PROXY EXPENSES

The California State Teachers' Retirement System (or CalSTRS), which has indicated that it beneficially owned 1,273,161 shares as of February 25, 2010, has requested that a proposal to amend the Company's By-Laws to provide for the reimbursement of certain proxy expenses incurred in connection with a stockholder proposed director nomination under certain circumstances be included in the Company's proxy statement. The proposal, along with CalSTRS's supporting statement, is included verbatim below. CalSTRS's request was submitted by Anne Sheehan, Director – Corporate Governance of CalSTRS, 100 Waterfront Place, MS – 04, West Sacramento, CA 95605.

In order for the Stockholder Proposal to be approved, it must be properly presented at the meeting and receive the affirmative vote of at least a majority of the shares present in person or by proxy and entitled to vote on the matter.

The Board recommends a vote "**AGAINST**" the Stockholder Proposal.

****
[The following is the verbatim proposal as received from CalSTRS]

The CalSTRS Proposal and Supporting Statement

RESOLVED, that pursuant to Section 109 of the Delaware General Corporation Law and Article XI of the Bylaws of Forest Laboratories, Inc. ("Forest"), stockholders of Forest hereby amend the Bylaws to add the following Section 11 to Article II:

"The board of directors shall, consistent with its fiduciary duties, cause the corporation to reimburse a stockholder or group of stockholders (together, the "Nominator") for reasonable expenses ("Expenses") incurred in connection with nominating one or more candidates in a contested election of directors to the corporation's board of directors, including, without limitation, printing, mailing, legal, solicitation, travel, advertising and public relations expenses, so long as (a) the election of fewer than 50% of the directors to be elected is contested in the election, (b) one or more candidates nominated by the Nominator are elected to the corporation's board of directors, (c) stockholders are not permitted to cumulate their votes for directors, and (d) the election occurred, and the Expenses were incurred, after this bylaw's adoption. The amount paid to a Nominator under this bylaw in respect of a contested election shall not exceed the amount expended by the corporation in connection with such election."

Supporting Statement

This proposal will facilitate groups of stockholders to nominate so-called "short slates" — slates of Director candidates that would not comprise a majority of the board, if elected. We believe that such contested elections benefit corporations by providing a strong check on Directors who are not responsive to stockholder concerns. Furthermore, where a stockholder nominates a candidate who prevails in a contested election, that stockholder provides a valuable service to the Corporation.

Currently, Board-sponsored nominees have an advantage in corporate elections because the Board may authorize corporate funds to pay for their nomination expenses. Further, if there is a change in control of the Corporation, then the new Board can approve reimbursement of Directors' nomination expenses. Newly elected Directors who are opposed by the majority of the Board, however, may not have the votes necessary to cause the Corporation to reimburse nomination expenses.

We believe that the chance that the Corporation will not reimburse stockholders who nominate successful Director candidates who run on a "short slate" provides a strong disincentive to fund such campaigns, denying stockholders a meaningful opportunity to express their dissatisfaction with board representation.

We, therefore, urge you to vote in favor of this proposal.

[This ends the verbatim proposal as received from CalSTRS]
****

The Board of Directors' Statement in Opposition

The Board of Directors and its Nominating and Governance Committee have considered the CalSTRS proposal and concluded that its adoption is unnecessary and is not in the best interests of our stockholders. Accordingly, the Board recommends a vote **AGAINST** the CalSTRS proposal for the following reasons:

The Nominating and Governance Committee of the Board has a defined procedure for stockholders to recommend director candidates for nomination to the Board (see "Selection of Nominees for Election to the Board" beginning on page 11). This process gives stockholders an opportunity to participate in the nominating process while ensuring that qualifications for each director nominee are properly reviewed by the Nominating and Governance Committee. Candidates nominated by stockholders without Board review are not subject to the director qualification standards included in the Company's Corporate Governance Guidelines. Furthermore, stockholders making independent nominations are not bound by the same fiduciary duties to the Company and its stockholders as the Board and may act to pursue their own personal interests in making such nominations without regard for the best interests of the Company or its stockholders. We do not believe that fostering and financing such candidates supports good corporate governance.

The CalSTRS proposal will also foster contested elections, which CalSTRS suggests is beneficial to the Company. On the contrary, we believe that an increase in contested elections would in fact result in increased distraction of management and the Board from the Company's ordinary business and could result in increased costs to the Company and its shareholders without any real justification. Last year the Company moved from a plurality voting standard to a majority voting standard for the election of Directors to ensure that its stockholders have a strong voice in director elections, and we believe that this, coupled with the Company's current procedures for stockholder nominations to be proposed to and vetted by the Nominating and Governance Committee, creates a prudent and balanced approach to the selection and retention of Board members.

Finally, we believe that the SEC's recent and proposed changes to the proxy rules make the proposed by-law amendment unnecessary at this time. Under the recently adopted e-proxy rules, stockholders are able to nominate competing directors without the necessity of incurring the high printing and mailing costs previously required in a contested election. In addition, the SEC is currently evaluating revisions to the proxy rules to enable stockholders to propose director nominees in a company's proxy statement. The Board believes that, given the substantive overlap of the CalSTRS proposed by-law and the SEC's proposed proxy access rules and the potential conflict between the two rules, the CalSTRS proposal should not be adopted while the SEC is considering such changes.

FOR THESE REASONS, THE BOARD STRONGLY URGES STOCKHOLDERS TO VOTE AGAINST THE CALSTRS PROPOSAL REGARDING THE REIMBURSEMENT OF PROXY EXPENSES.

MISCELLANEOUS

Annual Report

Forest's 2010 Annual Report is being mailed to stockholders together with this Proxy Statement.

Form 10-K

AT YOUR WRITTEN REQUEST, WE WILL PROVIDE WITHOUT CHARGE A COPY OF OUR ANNUAL REPORT ON FORM 10-K AS FILED WITH THE SEC FOR THE FISCAL YEAR ENDED MARCH 31, 2010. PLEASE MAIL YOUR REQUEST TO CORPORATE SECRETARY, FOREST LABORATORIES, INC., 909 THIRD AVENUE, NEW YORK, NEW YORK 10022. YOU MAY ALSO ACCESS OUR FORM 10-K BY CLICKING ON THE "SEC FILINGS" LINK UNDER THE "INVESTORS" SECTION OF OUR WEBSITE AT WWW.FRX.COM.

Proposals of Stockholders

If you wish to submit a proposal for consideration at our 2011 Annual Meeting of Stockholders, you should submit the proposal in writing to us at the address set forth on Page 1 of this Proxy Statement. Proposals must be received by us on or before March 1, 2011 for inclusion in next year's proxy materials. If you submit a proposal you must, in all other respects, comply with Rule 14a-8 under the Securities Exchange Act of 1934. If you intend to present a proposal at our 2011 Annual Meeting of Stockholders without inclusion of the proposal in our proxy materials, you are required to provide notice of such proposal to us in accordance with our By-laws no later than June 10, 2011 and no earlier than May 11, 2011. We may vote in our discretion as to any such proposal all of the shares for which we have received proxies for the 2011 Annual Meeting of Stockholders in accordance with and subject to applicable rules under the Securities Exchange Act of 1934.

Your vote is important. We urge you to vote by mail, by telephone, or via the Internet without delay.

HERSCHEL S. WEINSTEIN
Corporate Secretary

Dated: June 29, 2010

DIRECTOR QUALIFICATION STANDARDS

· No Director who is an employee or a former employee of Forest will be considered "independent" until three years after the employment has ended.

· No Director who receives more than $100,000 per year in direct compensation from Forest, other than director and committee fees and pension or other form of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service) until three years after he or she ceases to receive more than $100,000 per year in such compensation will be considered "independent."

· No Director who is, or in the past three years has been, part of an interlocking directorate in which an executive officer of Forest serves on the compensation committee of another company that currently employs the Director will be considered "independent."

· No Director who during the prior three years, was an executive officer or an employee, or whose immediate family member was an executive officer, of a company that made payments to, or received payments from Forest for property or services in an amount which, in any single fiscal year, exceeded the greater of $1 million or 2% of such other company's consolidated gross assets will be considered "independent."

FOREST LABORATORIES, INC.
2007 EQUITY INCENTIVE PLAN
(as amended May 17, 2010)(1)

1. The Plan. This 2007 Equity Incentive Plan (the "Plan") is intended to encourage ownership of stock or stock equivalents of Forest Laboratories, Inc. (the "Company") by employees and non-employee directors of the Company and its subsidiaries and to provide additional incentive for them to promote the success of the business of the Company.

2. Types of Awards. The following types of awards (each, an "Award") may be granted: (a) options intended to qualify as incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), (b) options not intended to qualify as ISOs ("NSOs" and together with ISOs, "Options"), (c) stock appreciation rights ("SARs"), (d) restricted stock grants ("Stock Grants"), and (e) stock equivalent units ("Stock Units").

3. Stock Subject to the Plan. Subject to the provisions of Section 12 hereof, the total number of shares of Common Stock, par value $.10 per share, of the Company (the "Stock") which may be issued pursuant to Awards issued under the Plan i**s** 28,950,000. Upon approval of the Plan, no further options will be available for grant under the Company's 2004, 2000 or 1998 Option Plans. Shares of Stock issued under the Plan may be authorized but unissued shares of Stock or Stock held as treasury stock. The following shares of Stock may also be used for issuance of Awards under the Plan: (i) shares of Stock which have been forfeited under a Stock Grant; and (ii) shares of Stock which are allocable to the unexercised portion of an Option issued under the Plan which has expired or been terminated. Subject to the provisions of Section 12, no more than 17,000,000 shares of Stock may be issued upon the exercise of ISOs issued under the Plan. Each share of Stock issuable upon exercise of an Option or subject to a Stock Grant and each share of Stock as to which an SAR or a Stock Unit is associated shall be counted as one share of Stock at the time of grant for purposes of the limit set forth under this Section and the limit set forth under Section 7(b). With respect to the combination of a Tandem SAR and an Option, where the exercise of the Tandem SAR or the Option results in the cancellation of the other, each share of Stock associated with a Tandem SAR and the associated Option will only count as one share of Stock at the time of grant for purposes of the limits set forth in this Section and in Section 7(b).

4. Administration. The Plan shall be administered by a committee (the "Committee") composed of no fewer than three (3) members of the Board of Directors of the Company (the "Board") each of whom meets the definition of "outside director" under the provisions of Section 162(m) of the Code and the definition of "non-employee director" under the provisions of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or rules and regulations promulgated thereunder. Except as otherwise provided herein, the Committee shall have plenary authority in its discretion, among other things, to determine to whom among the eligible persons Awards shall be granted, the number of shares of Stock covered by or associated with an Award, the terms of each Award, and whether any Option is intended to be an ISO or an NSO. The Committee shall have plenary authority, subject to the express provisions of the Plan, to interpret the Plan, to prescribe, amend and rescind any rules and regulations relating to the Plan and to take such other action in connection with the Plan as it deems necessary or advisable. The interpretation, construction and administration by the Committee of any provisions of the Plan or of any Award granted hereunder shall be final and binding on recipients of Awards hereunder.

5. Eligibility. All employees (including, except for purposes of the last sentence of Section 7(a), persons who have accepted offers of employment) and non-employee directors of the Company and its subsidiaries (including subsidiaries which become such after adoption of the Plan) shall be eligible for Awards under the Plan. In making the determination as to employees to whom Awards shall be granted and as to the number of shares of Stock to be covered by or associated with such Awards, the Committee shall take into account the duties of the respective employees, their present and potential contributions to the success of the Company and such other factors as the Committee shall deem relevant in connection with accomplishing the purpose of the Plan. The adoption of the Plan shall not be deemed to give any employee any right to an Award, except to the extent and upon such terms and conditions as may be determined by the Committee. Neither the Plan nor any Award granted hereunder is intended to or shall confer upon any Grantee any right with respect to continuation of employment by the Company or any of its subsidiaries.

———————

(1) This copy of the 2007 Equity Incentive Plan incorporates the Plan Amendments as described in Proposal 2 of the Proxy Statement, which, if adopted by the stockholders at the 2010 Annual Meeting, will be effective as of May 17, 2010, the date on which the Board of Directors approved such amendments.

6. Grant of Options and Stock Grants to Non-Employee Directors.

(a) <u>Grant upon Initial Election</u>. Options to purchase 20,000 shares of Stock, or such number as may hereafter be approved by the Board of Directors, shall automatically be granted under the Plan to each non-employee director who is first appointed or elected to the Board on or after the Effective Date (as such term is defined in Section 13 below) and prior to the expiration of the Plan on the date of such appointment or election of such non-employee director. Subject to Section 8(g), each Option grant pursuant to this Section 6(a) shall be exercisable as to 25% of the number of shares of Stock covered thereby on the six-month anniversary of the grant date and as to an additional 25% of the number of shares of Stock covered thereby on each of the first, second and third annual anniversaries of the date of the Option grant.

(b) <u>Annual Grant</u>. Annually on the date of his election or re-election to the Board, each then serving non-employee member of the Board shall automatically be granted under the Plan (1) that number of Options having a value of $75,000 calculated on the grant date in accordance with the Black-Scholes option pricing model (utilizing the same assumptions that the Company utilizes in preparation of its financial statements), with the number of Options rounded up to the nearest whole share, and (2) a Stock Grant covering that number of shares of Stock having a Fair Market Value of $75,000 on the grant date, with the number of shares rounded up to the nearest whole share. Subject to Section 8(g), each Option granted pursuant to this Section 6(b) shall be exercisable as to all shares of Stock covered thereby on the six-month anniversary of the grant date. Subject to Section 10(f), each Stock Grant pursuant to this Section 6(b) shall vest in four installments (in equal amounts as nearly as practicable) over a three year period with the first installment vesting on the six-month anniversary of the grant date and the remaining three installments vesting on each of the first, second and third annual anniversary of the grant date.

(c) <u>Termination of Non-Employee Director Provisions of Existing Plan</u>. The provisions of this Section 6 shall supersede and replace provisions for the automatic grant of options to the Company's non-employee directors contained in the Company's 2004 Stock Option Plan, and no options shall be granted pursuant to the provisions of such plan on or after the Effective Date.

7. Certain Limits on Awards.

(a) <u>Limit on ISOs</u>. The aggregate Fair Market Value (determined as of the date of the Option grant) of Stock with respect to which ISOs granted to an employee (whether under the Plan or under any other stock option plan of the Company or its subsidiaries) become exercisable for the first time in any calendar year may not exceed $100,000 (or such other amount as the Internal Revenue Service may decide from time to time for purposes of Section 422 of the Code). If any grant of Options is made to a Grantee in excess of the limits provided in the Code, the excess shall automatically be treated as an NSO. Only employees of the Company or any of its subsidiaries shall be eligible to receive the grant of an ISO.

(b) <u>Limit on all Awards</u>. The number of shares of Stock with respect to which an employee may be granted Awards under the Plan during any calendar year shall not exceed 600,000, subject to the provisions of Section 12.

8. Terms and Conditions of Options. The Committee may in its discretion grant Options, which shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe:

(a) <u>Form of Option</u>. Each Option granted pursuant to the Plan shall be evidenced by an agreement (the "Option Agreement") which shall clearly identify the status of the Option granted (i.e., whether an ISO or an NSO) and which shall be in such form as the Committee shall from time to time approve. The Option Agreement shall comply in all respects with the terms and conditions of the Plan and may contain such additional provisions, including, without limitation, restrictions upon the exercise of the Option as the Committee shall deem advisable.

(b) <u>Stated Term</u>. The term of each Option granted to an employee shall be for a maximum of ten years from the date of granting thereof, or a maximum of five years in the case of an ISO granted to a 10% Holder (as such term is defined in Section 17), but may be for a lesser period or be subject to earlier termination as provided by the Committee, the provisions of the Plan or the Option Agreement. The term of each Option granted to a non-employee director shall be ten years from the date of granting thereof.

(c) <u>Option Exercise Price</u>. Each Option shall state a per share option exercise price, which shall be not less than 100% of the Fair Market Value of a share of Stock on the date of the Option grant, nor less than 110% of such Fair Market Value in the case of an ISO granted to an individual who, at the time the Option is granted, is a 10% Holder. The Fair Market Value of shares of Stock shall be determined by the Committee based upon (i) the average of the high and low prices of the Stock on the New York Stock Exchange on the date of the granting of the Award, or (ii) such other measure of fair market value as may reasonably be determined by the Board (but consistent with the rules under Section 409A of the Code). "Fair Market Value" as used throughout the Plan shall mean the fair market value as determined in accordance with this Section.

(d) <u>Exercise of Options</u>. An Option may be exercised from time to time as to any part or all of the Stock as to which it is then exercisable in accordance with its terms, provided, however, that an Option may not be exercised as to fewer than 100 shares at any time (or for the remaining shares then purchasable under the Option, if fewer than 100 shares). In addition, except as otherwise provided by the Committee, Options granted to employees may not be exercised prior to the expiration of six months from the date of Option grant. The Option exercise price shall be paid in full at the time of the exercise thereof (i) in cash, (ii) by shares of Stock (including by withholding shares of Stock deliverable upon exercise of the Option) with a Fair Market Value equal to such exercise price, or (iii) by a combination of cash and shares of Stock pursuant to clause (ii) above, provided that (A) the withholding of shares of Stock deliverable upon exercise of the Option shall not be permitted with respect to the exercise of any Option intended to qualify as an ISO and (B) any shares of Stock used in payment of the exercise price of an ISO outstanding on December 8, 2008 must have been owned by the Grantee for at least six months. The holder of an Option shall not have any rights as a stockholder with respect to the Stock issuable upon exercise of an Option prior to the date of exercise.

(e) <u>Non-Transferability of Options.</u> Except as provided in the following sentence, an Option shall not be transferable other than by will or the laws of descent and distribution and shall be exercisable during the lifetime of the Grantee only by him or his legal representative. NSOs may be transferred by the Grantee by gift to members of the Grantee's immediate family, including trusts for the benefit of such family members and partnerships or limited liability companies in which such family members are the only owners. A transferred NSO shall be subject to all of the same terms and conditions of the Plan and the Option Agreement as if such NSO had not been transferred.

(f) <u>Termination of Employment</u>.

(i) <u>Employment Termination Date</u>. For purposes of the Plan, the date on which a Grantee ceases to be employed by the Company or any of its subsidiaries for any reason following the grant of the Award is referred to as the "Employment Termination Date."

(ii) <u>Disability or Death of Grantee</u>. In the event of an Employment Termination Date as a result of a Grantee's Disability, the Option granted to such Grantee shall continue to vest in accordance with its terms as if such Grantee continued to provide services to the Company and shall remain exercisable for the balance of its stated term, provided that such Grantee provided services to the Company or any of its subsidiaries for a period of at least one year following the grant of the Option and prior to the Employment Termination Date or as otherwise determined by the Committee. In the event of a Grantee's death (A) while providing services to the Company or any of its subsidiaries as an employee or (B) following a termination of employment due to Disability, the Option shall become fully exercisable by the Grantee's estate upon such Grantee's death and shall remain exercisable for a period of twelve (12) months following the Grantee's death (or, if shorter, the remainder of the Option term as set forth in the Option Agreement), provided that such Grantee was employed by the Company or any of its subsidiaries for a period of at least one year following the grant of the Option and prior to the Employment Termination Date or as otherwise determined by the Committee.

(iii) <u>Other Terminations of Employment</u>. Except as set forth in clause (ii) above or as otherwise determined by the Committee, the number of shares of Stock which may be purchased upon the exercise of an Option granted to an employee shall not exceed the number of shares of Stock as to which such Option was exercisable pursuant to the Plan and the Option Agreement as of the Employment Termination Date. If the Grantee's cessation of employment was as a result of the Grantee's Retirement, the Option shall remain exercisable for the balance of its stated term, provided that such Grantee was employed by the Company or any of its subsidiaries for a period of at least one year following the grant of the Option and prior to the Employment Termination Date or as otherwise determined by the Committee. Except as otherwise set forth in this Section 8(f) or in the Option Agreement, an Option granted to an employee shall remain exercisable for three (3) months (or, if shorter, the remainder of the Option term as set forth in the Option Agreement) following the Employment Termination Date. For purposes of the previous sentence only, with respect to NSO grants only, an employee who continues to provide services to the Company as a non-employee director of the Company or as a consultant to the Company following termination of his employment by the Company or its subsidiary shall be deemed to continue to be an employee of the Company for the period of such provision of services or consultancy.

(iv) <u>Other Limitations</u>. Notwithstanding anything to the contrary in this Section 8(f), if the employment of a Grantee is terminated by the Company or any of its subsidiaries for gross misconduct, including without limitation, violations of applicable Company policies or legal or ethical standards, all rights under the Option shall terminate on the Employment Termination Date. In addition to the foregoing, the Committee may impose such other limitations and restrictions on the exercise of an Option following the Employment Termination Date as it deems appropriate, including a provision for the termination of an Option in the event of the breach by the Grantee of any of his contractual or other obligations to the Company.

(v) <u>Certain Definitions used herein</u>. The term "Retirement" as used herein shall mean the termination of the employment of a Grantee with the Company or its subsidiary (other than as a result of death or Disability or willful misconduct or activity deemed detrimental to the interests of the Company as determined by the Company) on or after (A) the Grantee's 65th birthday or (B) the Grantee's 55th birthday if the Grantee has completed ten years of service with the Company or any of its subsidiaries. The term "Disability" as used herein shall have the meaning ascribed to "permanent and total disability" as set forth in Section 22(e)(3) of the Code.

(g) <u>Termination of Service of a Non-Employee Director</u>. The number of shares of Stock which may be purchased upon the exercise of an Option granted to a non-employee director pursuant to Section 6 shall not exceed the number of shares of Stock as to which such Option was exercisable pursuant to the Plan and the Option Agreement as of the date on which the Grantee ceased to serve as a director of the Company. Options exercisable in accordance with the previous sentence shall remain exercisable for the remainder of the Option term as set forth in the Option Agreement.

9. Terms and Conditions of Stock Appreciation Rights. The Committee may in its discretion grant a right to receive the appreciation in the Fair Market Value of shares of Stock (a "Stock Appreciation Right" or "SAR"), which shall be subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe:

(a) <u>Form of SAR</u>. Each SAR granted pursuant to the Plan shall be evidenced by an agreement (the "SAR Agreement") which shall be in such form as the Committee shall from time to time approve. SARs may be granted alone (a "Freestanding SAR") or in combination with an Option (a "Tandem SAR").

(b) <u>Grant and Term of SARs</u>. The term of each Freestanding SAR shall be for a maximum of ten years from the date of granting thereof, but may be for a lesser period or be subject to earlier termination as provided by the Committee or the provisions of the Plan or SAR Agreement. Any Tandem SAR must be granted at the same time as the related Option is granted, and such Tandem SAR or applicable portion thereof shall terminate and no longer be exercisable upon the termination or exercise of the related Option, except that a Tandem SAR granted with respect to less than the full number of shares of Stock covered by the related Option shall not be reduced until the number of shares of Stock then issuable upon exercise of the related Option is equal to or less than the number of shares of Stock covered by the Tandem SAR.

(c) <u>SAR Exercise Price</u>. Each SAR Agreement shall state a per share exercise price, which shall be not less than 100% of the Fair Market Value of a share of Stock on the date of the SAR grant.

(d) <u>Exercise and Value of SARs</u>. An SAR may be exercised from time to time to the extent it is then exercisable in accordance with its terms. No SAR shall be exercised prior to the expiration of six months from the date of the SAR grant. Upon exercise of a Freestanding SAR, the holder will be entitled to receive an amount in cash or shares of Stock, as set forth in the SAR Agreement, equal to the excess of the Fair Market Value of a share of Stock on the date of the exercise less the exercise price, multiplied by the number of shares of Stock covered by such Freestanding SAR. Upon the exercise of a Tandem SAR, the holder may surrender any related Option or portion thereof which is then exercisable and elect to receive in exchange therefor cash or shares of Stock, as set forth in the SAR Agreement, in an amount equal to the excess of the Fair Market Value of such share of Stock on the date of the exercise less the exercise price, multiplied by the number of shares of Stock covered by the related Option or the portion thereof which is so surrendered. Any Option related to a Tandem SAR shall no longer be exercisable to the extent the related Tandem SAR has been exercised. No fractional shares of Stock shall be issued hereunder.

(e) <u>Payment of Stock Appreciation Right</u>. Payment of an SAR shall be in the form of shares of Stock, cash or any combination of shares of Stock and cash. The form of payment upon exercise of such a right shall be determined by the Committee either at the time of grant of the SAR or at the time of exercise of the SAR. All shares of Stock issued upon the exercise of an SAR shall be valued at the Fair Market Value of such Stock at the time of the exercise of the SAR.

(f) <u>Transfer of SARs.</u> All SARs shall be subject to the same restrictions on transfer as are applicable to NSOs pursuant to Section 8(e), provided that Tandem SARs will not be transferable separately from the related Option, and provided further, that Tandem SARs associated with ISOs will not be transferable other than by will or the laws of descent and distribution.

(g) <u>Termination of Employment</u>. The terms and conditions relating to the treatment of Options following Termination of Employment set forth in Section 8(f) shall apply to SARs, and the holders of SARs shall have the same rights and be subject to the same restrictions and limitations as Grantees pursuant to such Section.

(h) <u>No Dividends or Dividend Equivalents</u>. Notwithstanding anything to the contrary herein, no dividends or dividend equivalents will be payable with respect to outstanding SARs.

10. **Terms and Conditions of Stock Grants.** The Committee may in its discretion grant Stock Grants, which shall be made subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe:

(a) <u>Form of Grant</u>. Each Stock Grant shall be evidenced by an agreement (the "Restricted Stock Agreement") executed by the Company and the Grantee, in such form as the Committee shall approve, which Agreement shall be subject to the terms and conditions set forth in this Section 10 and shall contain such additional terms and conditions not inconsistent with the Plan as the Committee shall prescribe.

(b) <u>Number of Shares Subject to an Award; Consideration</u>. The Restricted Stock Agreement shall specify the number of shares of Stock subject to the Stock Grant. A Stock Grant shall be issued for such consideration as the Committee may determine appropriate and may be issued for no cash consideration or for such minimum cash consideration as may be required by applicable law.

(c) <u>Conditions</u>. Each Stock Grant shall be subject to such conditions as the Committee shall establish (the "Conditions"), which may include, but not be limited to, conditions which are based upon the continued employment of the Grantee over a specified period of time, or upon the attainment by the Company of one or more measures of the Company's operating performance, such as earnings, revenue, operating or net cash flows, financial return ratios, total stockholder return or such other measures as may be determined by the Committee (the "Performance Conditions"), or upon a combination of such factors. Measures of operating performance may be based upon the performance of the Company or upon the performance of a defined business unit or function for which the Grantee has responsibility or over which the Grantee has influence. The Grantee shall have a vested right to the Stock subject to the Stock Grant to the extent that the Conditions applicable to such Stock Grant have been satisfied. A Grantee shall forfeit all of his right, title and interest in and to any Stock subject to a Stock Grant in the event that (and to the extent that) such Conditions are not satisfied.

(d) <u>Limitations on Transferability</u>. As used herein, the term "Restricted Period" means, with respect to any shares of Stock subject to a Stock Grant, the period beginning on the Award Date and ending on the date on which the Conditions applicable to the Stock Grant have been met. During the Restricted Period, the Grantee will not be permitted to sell, transfer, exchange, pledge, assign or otherwise dispose of any shares of Stock subject to the Stock Grant (except for shares of Stock as to which the Grantee's rights have vested); provided, however, that the Committee in its discretion may permit the transfer by the Grantee by gift of such shares of Stock to members of the Grantee's immediate family, including trusts for the benefit of such family members and partnerships or limited liability companies in which such family members are the only owners, it being understood that any shares of Stock so transferred shall remain subject to all of the terms and conditions of the Plan and the applicable Restricted Stock Agreement as if the shares of Stock had not been transferred. Except as provided in the preceding sentence, any attempt to transfer shares of Stock subject to a Stock Grant prior to the Conditions applicable to such Stock Grant being satisfied shall be ineffective.

(e) <u>Termination of Employment</u>.

(i) <u>Disability or Death of Grantee</u>. In the event of an Employment Termination Date during the Restricted Period as a result of a Grantee's Disability or death, provided the Grantee was employed by the Company or any of its subsidiaries for a period of at least one year following receipt of the Stock Grant and prior to the Employment Termination Date or as otherwise determined by the Committee, all remaining time-based restrictions shall be accelerated and be deemed to have been satisfied as of the Employment Termination Date, and all stock underlying a Stock Grant subject to Performance Conditions which have not been satisfied shall be forfeited and shall be retired by the Company and resume the status of treasury shares as of the Employment Termination Date.

(ii) <u>Other Terminations of Employment</u>. Upon termination of employment during the Restricted Period for any reason other than as set forth in Section 10(e)(i) above, all shares of Stock subject to a Stock Grant as to which the Conditions have not lapsed or been satisfied or waived shall be forfeited by the Grantee and shall be retired by the Company and shall resume the status of treasury shares as of the Employment Termination Date. In the event of the Grantee's cessation of employment for any reason, the Committee may, in its sole discretion when it finds that such an action would be in the best interests of the Company, accelerate or waive in whole or in part any or all time-based or continuous service Conditions or Performance Conditions with respect to all or part of such Grantee's Stock Grant, except as to any Stock Grant that is intended to constitute "performance-based compensation" under Section 162(m) of the Code, and provided the Committee may not exercise such discretion in connection with a termination of employment for gross misconduct, including without limitation, violations of applicable Company policies or legal or ethical standards.

(f) <u>Termination of Service of a Non-Employee Director</u>. With respect to Stock Grants to non-employee directors pursuant to Section 6(b), in the event of a termination of service as director of a Grantee as a result of such Grantee's death, provided the Grantee had served as a director to the Company or any of its subsidiaries for a period of at least one year following receipt of the Stock Grant and prior to the date of such Grantee's termination of service, all remaining time-based restrictions shall be accelerated and be deemed to have been satisfied as of the date of such director's termination of service. Upon termination of service during the Restricted Period in any other case, all shares of Stock subject to a Stock Grant to a non-employee director pursuant to Section 6(b) as to which the Conditions have not lapsed shall be forfeited by the Grantee and shall be retired by the Company and shall resume the status of treasury shares as of the termination date.

(g) <u>Rights as a Stockholder</u>. Except as otherwise provided herein or as the Committee may otherwise determine, a Grantee of a Stock Grant shall have all of the rights of a stockholder of the Company, including the right to vote the shares subject to a Stock Grant and to receive dividends and other distributions thereon, provided that distributions in the form of stock shall be subject to all of the terms and conditions of the Plan and the Restricted Stock Agreement.

11. Terms and Conditions of Stock Equivalent Units. The Committee may in its discretion grant a right to receive the Fair Market Value of shares of Stock upon the Settlement Date (as defined below) subject to satisfaction of applicable Conditions (a "Stock Unit"), which shall be made subject to the following terms and conditions and such other terms and conditions as the Committee may prescribe:

(a) <u>Form of Grant</u>. Each Stock Unit shall be evidenced by an agreement (the "Stock Unit Agreement") executed by the Company and the Grantee, in such form as the Committee shall approve, which Agreement shall be subject to the terms and conditions set forth in this Section 11 and shall contain such additional terms and conditions not inconsistent with the Plan as the Committee shall prescribe.

(b) <u>Number of Shares Subject to an Award; Consideration</u>. The Stock Unit Agreement shall specify the number of shares of Stock associated with the Stock Unit. A Stock Unit shall be issued for such consideration as the Committee may determine appropriate and may be issued for no cash consideration or for such minimum cash consideration as may be required by applicable law.

(c) <u>Term and Conditions</u>. The term of each Stock Unit shall be for a maximum of ten years from the date of granting thereof, but may be for a lesser period or be subject to earlier termination as provided by the Committee, the provisions of the Plan or the Stock Unit Agreement. Each Stock Unit shall be subject to such Conditions as the Committee shall establish, including time-based and Performance Conditions.

(d) <u>Value and Payment</u>. The value of a Stock Unit shall be determined based on the Fair Market Value of a share of Stock on the Settlement Date, multiplied by the number of shares of Stock associated with the Stock Unit. The "Settlement Date" shall be the earlier of the date designated as the "Payment Date" in the Stock Unit Agreement or the Grantee's Employment Termination Date. Settlement shall be completed by the Company as soon as practicable, but no later than seventy-five days following the Settlement Date, subject however, to the provisions of Section 11(h) below. Stock Units may be settled in shares of Stock or in cash or any combination of the two, or in any other form of consideration as determined by the Committee and set forth in the Stock Unit Agreement.

(e) <u>Limitations on Transferability</u>. The Grantee may not assign the Stock Unit Agreement or transfer, pledge, assign or otherwise dispose of any of his rights under the Stock Unit Agreement, except that the Committee in its discretion may permit the Grantee to transfer the Agreement by gift to members of the Grantee's immediate family, including trusts for the benefit of such family members and partnerships or limited liability companies in which such family members are owners, it being understood that any Agreement so transferred shall remain subject to all of the terms and conditions of the Plan as if such Agreement had not been transferred. Except as provided in the preceding sentence, any attempt to transfer the Stock Unit Agreement or transfer the Grantee's rights thereunder shall be ineffective.

(f) <u>Other Limitations</u>. If the employment of a Grantee is terminated by the Company or any of its subsidiaries for gross misconduct, including without limitation, violations of applicable Company policies or legal or ethical standards, as determined by the Company, all rights under the Stock Unit shall terminate on the date of such termination of employment.

(g) <u>No Dividends or Dividend Equivalents</u>. No dividends or dividend equivalents will be paid with respect to Stock Units.

(h) <u>Delay in Payment</u>. Notwithstanding anything to the contrary contained in this Section 11, so long as a payment with respect to a Stock Unit constitutes "non-qualified deferred compensation" for purposes of Section 409A of the Code, no payment will be made with respect to any Stock Unit Award to any person who, on the Settlement Date, is a "specified employee" of the Company or its subsidiaries (within the meaning of Section 409A(a)(2)(B)(i) of the Code and as determined by the Committee) on account of such Grantee's Employment Termination Date until the date which is six months after the Settlement Date (or, if earlier than the end of such six month period, the date of such Grantee's death). In lieu of designating specified employees for purposes of Section 409A of the Code, the Board in its discretion may identify all employees of the Company and its subsidiaries as "specified employees" for purposes of this provision. The provisions of this Section 11(h) will not apply to payments under a Stock Unit Award that occur pursuant to a Change in Control (as defined in Section 12(c) below) or in connection with the dissolution of the Company.

12. Changes in Capitalization, Dissolutions and Change in Control.

(a) <u>Changes in Capitalization</u>. In the event of a change in the outstanding stock of the Company (including but not limited to changes in either the number of shares or the value of shares) by reason of any stock split, reverse stock split, dividend or other distribution (whether in the form of shares, other securities or other property, but not including regular cash dividends), extraordinary cash dividend, recapitalization, merger in which the stockholders of the Company immediately prior to the merger continue to own a majority of the voting securities of the successor entity immediately after the merger, consolidation, split-up, spin-off, reorganization, combination, repurchase or exchange of shares or other securities, or other similar corporate transaction or event, if the Committee shall determine in its sole discretion that, in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, such transaction or event equitably requires an adjustment in the aggregate number and/or class of shares of Stock available under the Plan (including for this purpose the number of shares of Stock available for issuance under the Plan or limit under Section 7(b)) or in the number, class and/or price of shares of Stock subject to outstanding Options and/or Awards), such adjustment shall be made by the Committee and shall be conclusive and binding for all purposes under the Plan. A participant holding an outstanding award has a legal right to an adjustment that preserves without enlarging the value of such award, with the terms and manner of such adjustment to be determined by the Committee.

(b) <u>Dissolution</u>. Notwithstanding any other provision of this Plan or any Award Agreement entered into pursuant to the Plan, to the extent permitted by applicable law, upon a dissolution of the Company: (i) all Options and SARs then outstanding under the Plan shall become fully exercisable as of the effective date of the dissolution; and (ii) all Conditions of all Stock Grants and Stock Units then outstanding shall be deemed satisfied as of the effective date of the dissolution. In addition, the Board may in its discretion cancel all or any portion of a Grantee's then outstanding Options, SARs and Stock Units, and in consideration of such cancellation, shall cause to be paid to such Grantee pursuant to the plan of dissolution, an amount in cash equal to the difference between the value of the consideration (as determined by the Board) received by the stockholders of the Company for a share of Stock under the plan of dissolution and any applicable exercise price. Options, SARs and Stock Units not exercised or cancelled prior to or upon a dissolution shall be terminated.

(c) <u>Change in Control</u>.

(i) If Awards issued pursuant to the Plan continue to be outstanding following the effective date of a Change in Control, then in the event of a Qualified Termination of a Grantee's employment with the Company or any of its subsidiaries during the three (3) year period following a Change in Control and prior to the full vesting of an Award granted under the Plan prior to the Change in Control, all outstanding unvested Awards granted to such Grantee prior to the Change in Control shall immediately become fully vested and exercisable to the extent permitted by law, notwithstanding any provisions of the Plan or of the applicable Award Agreement to the contrary.

(ii) If Awards issued pursuant to the Plan do not continue to be outstanding following the effective date of a Change in Control, then to the extent Awards are not substituted or replaced with Qualified Substitute Awards, (A) any Options and SARs not so substituted or replaced shall become fully exercisable as of the date of the Change in Control; and (B) the Conditions of any Stock Grants and Stock Units not so substituted or replaced shall be deemed satisfied as of the effective date of the Change in Control. In addition, the Board (constituted immediately prior to the effectiveness of such Change in Control) may in its discretion cancel all or any portion of a Grantee's then outstanding Options, SARs and Stock Units, and in consideration of such cancellation, shall cause to be paid to such Grantee upon the effectiveness of such Change in Control, an amount in cash equal to the difference between the value of the consideration (as determined by the Board) received by the stockholders of the Company for a share of Stock in the Change in Control and any applicable exercise price. Options, SARs and Stock Units described in this clause (ii) that are not substituted or replaced with Qualified Substitute Awards and are not exercised or cancelled prior to or upon a Change in Control shall be terminated.

(iii) For the purpose of this Section 12(c), the following terms shall have the following meanings:

(A) A "Change in Control" shall mean:

(1) The acquisition (other than from the Company) by any individual, entity or group (within the meaning of Section 13 (d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), (excluding, for this purpose, the Company or its affiliates, or any employee benefit plan of the Company or its affiliates which acquires beneficial ownership of the Company) (a "Person") of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of either the then outstanding stock of the Company or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors of the Company; or

(2) Individuals who, as of June 29, 2007, constitute the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided that any person becoming a director subsequent to such date whose election or nomination for election was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding for this purpose any such person whose initial assumption of office as a member of the Board occurs as a result of an actual or threatened election contest or other actual or threatened solicitation of proxies or consents; or

(3) Consummation of a reorganization, merger or consolidation, or sale or other disposition of all or substantially all of the assets of the Company (a "Business Consolidation"), in each case unless immediately following such Business Combination, persons and entities who were the beneficial owners of at least 50% of the outstanding stock of the Company immediately prior to such Business Combination beneficially own, directly or indirectly, at least 50% of the combined voting power entitled to vote generally in the election of directors of the corporation resulting from such Business Combination.

(B) A "Qualified Termination" shall mean:

(1) A termination by the Company of a Grantee's employment with the Company or any of its subsidiaries for any reason other than the Grantee's death, Disability, willful misconduct or activity deemed detrimental to the interests of the Company, provided the Grantee executes a general release in favor of the Company; or

(2) A resignation by the Grantee from employment with the Company or any of its subsidiaries with good reason, which includes (i) a substantial adverse change in the nature or status of the Grantee's responsibilities, (ii) a reduction in the Grantee's base salary and/or levels of entitlement or participation under any incentive plan or employee benefit program without the substitution or implementation of an alternative arrangement of substantially equal value, or (iii) the Company requiring the Grantee to relocate to a work location more than fifty (50) miles from his work location prior to the Change in Control.

(C) A "Qualified Substitute Award" shall mean an Award which has substantially the same value and is subject to terms and conditions, including vesting, no less favorable to the Grantee than the vesting and other terms and conditions for which such Award was substituted, and which Award provides for immediate vesting upon a Qualified Termination of the Grantee's employment by the successor employer within the three (3) year period following the date of grant of such Qualified Substitute Award.

(d) No Constraint on Corporate Action. Nothing in the Plan shall be construed (i) to limit or impair or otherwise affect the Company's right or power to make adjustments, reclassifications, reorganizations or changes to its capital or business structure, or to merge or consolidate, dissolve or sell or transfer all or any part of its business or assets, or (ii) except as provided in Section 15, to limit the right or power of the Company or any subsidiary to take any action which such entity deems to be necessary or appropriate.

(e) Limitation on Adjustments under Section 162(m). Notwithstanding anything to the contrary in this Section 12, no adjustments shall be made under this Section 12 with respect to an Award to an employee covered under Section 162(m) of the Code to the extent such adjustment would cause an Award intended to qualify as "performance-based compensation" under that Section of the Code to fail to so qualify.

13. Stockholder Approval. The Plan is subject to the approval by the affirmative vote of a majority of the shares of Stock present in person or represented by proxy at a duly held meeting of the stockholders of the Company within twelve months after the date of the adoption of the Plan by the Board (the date of which approval is the "Effective Date"). No Award granted under the Plan shall vest or be exercisable prior to the Effective Date. If the Effective Date shall not occur on or before June 19, 2008, the Plan and all then outstanding Awards made hereunder shall automatically terminate and be of no further force and effect.

14. Term of Plan. The Plan, if approved by the Company's stockholders, will be effective June 20, 2007. The Plan shall terminate on June 19, 2017 and no Awards shall be granted after such date, provided that the Board may at any time terminate the Plan prior thereto. Except as provided in Section 12, the termination of the Plan shall not affect the rights of Grantees under Awards previously granted to them and all Awards shall continue in full force and effect after termination of the Plan, except as such Awards may lapse or be terminated by the terms of the Plan or the Award Agreement.

15. Amendment of the Plan. The Board shall have complete power and authority to modify or amend the Plan (including the forms of Award Agreements) from time to time in such respects as it shall deem advisable; provided, however, that the Board shall not, without approval by the affirmative vote of a majority of the shares of Stock present in person or represented by proxy at a duly held meeting of the stockholders of the Company, (i) increase the maximum number of shares of Stock which in the aggregate are subject to Awards or which may be granted pursuant to Options under the Plan (except as provided by Section 12), (ii) extend the term of the Plan or the period during which Awards may be granted or exercised, (iii) reduce the Option or SAR exercise price below 100% (110% in the case of an ISO granted to a 10% Holder) of the Fair Market Value of the Stock issuable upon exercise of the Option or to which the SAR relates, as applicable, at the time of the granting thereof, other than to change the manner of determining the Fair Market Value thereof (consistent with the rules under Section 409A of the Code), (iv) except as provided by Section 12, increase the maximum number of shares of Stock for which an employee may be granted an Award during any calendar year under the Plan pursuant to Section 7(b), (v) except as provided by Section 6(a), materially increase the benefits accruing to participants under the Plan, (vi) change the designation or class of employees eligible to receive Awards under the Plan, or (vii) with respect to Options which are intended to qualify as ISOs, amend the Plan in any respect which would cause such Options to no longer qualify for ISO treatment pursuant to the Code. No amendment of the Plan shall, without the consent of the Grantee, adversely affect the rights of such Grantee under any outstanding Award Agreement.

The Plan is intended to comply with the requirements of Section 409A of the Code, without triggering the imposition of any tax penalty thereunder. To the extent necessary or advisable, the Board may amend the Plan or any Award Agreement to delete any conflicting provision and to add such other provisions as are required to fully comply with the applicable provisions of Section 409A of the Code and any other legislative or regulatory requirements applicable to the Plan.

16. Taxes. The Company may make such provisions as it deems appropriate for the withholding of any income, employment or other taxes which it determines is required in connection with any Award made under the Plan, including requiring the Grantee to make a cash payment to the Company equal to the Company's withholding obligation or deducting such amount from any payment of any kind otherwise due to the Grantee. The Company may further require notification from the Grantee upon any disposition of Stock acquired pursuant to the exercise of Options granted hereunder.

17. Code References and Definitions. Whenever reference is made in the Plan to a Section of the Code, the reference shall be to such section as it is now in force or as it may hereafter be amended. The term "subsidiary" shall have the meaning given to the term "subsidiary corporation" by Section 424(f) of the Code. The terms "Incentive Stock Option" and "ISO" shall have the meanings given to them by Section 422 of the Code. The term "10% Holder" shall mean any person who, for purposes of Section 422 of the Code, beneficially owns more than 10% of the total combined voting power of all classes of stock of the Company or of any subsidiary of the Company. The term "Grantee" means the holder of an Option, an SAR, a Stock Grant or a Stock Unit granted hereunder. The term "Award Agreement" as used herein means an Option Agreement, SAR Agreement, Restricted Stock Agreement or Stock Unit Agreement.

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

- -

FOREST LABORATORIES, INC.

Proxy - For the Annual Meeting of Stockholders – August 9, 2010

I appoint Howard Solomon and Lawrence S. Olanoff, M.D., Ph.D., or either of them, as my proxies, with full power of substitution, to vote all shares of Common Stock of FOREST LABORATORIES, INC. which I am entitled to vote at the Annual Meeting of Stockholders to be held on August 9, 2010 at 10:00 A.M. at JPMorgan Chase & Co. Corporate Headquarters, 277 Park Avenue, New York, New York, 10017 and at any adjournments of the meeting on all matters coming before such meeting.

My proxies will vote the shares represented by this proxy as directed on the other side of this card, but in the absence of any instructions from me, my proxies will vote "FOR" the election of all the nominees listed under Proposal 1, "FOR" Proposals 2, 3 and 4 and "AGAINST" Proposal 5. My proxies may vote according to their discretion on any other matter which may properly come before the meeting. I may revoke this proxy prior to its exercise.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The Board of Directors Recommends a Vote **FOR** Proposals 1, 2, 3 and 4 and a Vote **AGAINST** Proposal 5.

(continued on reverse side)

FOREST LABORATORIES, INC.
909 THIRD AVENUE
24th FLOOR
NEW YORK, NY 10022

VOTE VIA INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE STOCKHOLDER COMMUNICATIONS
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VOTE BY PHONE –1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Forest Laboratories, Inc., c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK.

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

FOREST LABORATORIES, INC.

Election of Directors − The Board of Directors recommends a vote FOR the listed nominees.

1. Election of nine Directors:

Nominees:	For	Against	Abstain
1a. Howard Solomon	☐	☐	☐
1b. Lawrence S. Olanoff, M.D., Ph.D.	☐	☐	☐
1c. Nesli Basgoz, M.D.	☐	☐	☐
1d. William J. Candee, III	☐	☐	☐
1e. George S. Cohan	☐	☐	☐
1f. Dan L. Goldwasser	☐	☐	☐
1g. Kenneth E. Goodman	☐	☐	☐
1h. Lester B. Salans, M.D.	☐	☐	☐
1i. Peter J. Zimetbaum, M.D.	☐	☐	☐

Company Proposals − The Board of Directors recommends a vote FOR Proposal Nos. 2, 3 and 4.	For	Against	Abstain
2. Approval of the Amendment to the 2007 Equity Incentive Plan.	☐	☐	☐
3. Approval of the Company's executive compensation philosophy, policies and procedures as described in the "Compensation Discussion and Analysis".	☐	☐	☐
4. Ratification of the selection of BDO Seidman, LLP as the Company's Independent Registered Public Accounting Firm for the fiscal year ending March 31, 2011.	☐	☐	☐
Stockholder Proposal − The Board of Directors recommends a vote AGAINST Proposal No. 5.			
5. Approval of the stockholder proposal to amend the By-Laws of the Company to provide for reimbursement of expenses incurred by a stockholder or group of stockholders in connection with nominating one or more Director candidates in certain circumstances as described in Proposal 5.	☐	☐	☐

Please sign here exactly as your name(s) appear(s) on this proxy. If signing for an estate, trust or corporation, title or capacity should be stated. If shares are held jointly, each holder should sign. If a partnership, sign in partnership name by authorized person.

PLEASE SIGN, DATE AND MAIL IN THE ENVELOPE PROVIDED.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date